UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Campinas, August 14, 2018 – CPFL Energia S.A. (B3: CPFE3 and NYSE: CPL), announces its 2Q18 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 2Q17, unless otherwise stated.

CPFL ENERGIA ANNOUNCES ITS 2Q18 RESULTS

Indicators (R$ Million)	2Q18	2Q17	Var.	1H18	1H17	Var.
Sales within the Concession Area - GWh	16,754	16,108	4.0%	33,944	32,816	3.4%
Captive Market	11,285	11,027	2.3%	23,274	23,124	0.7%
Free Client	5,469	5,081	7.6%	10,670	9,692	10.1%
Gross Operating Revenue	10,501	9,157	14.7%	20,138	17,887	12.6%
Net Operating Revenue	6,945	5,963	16.5%	13,320	11,501	15.8%
EBITDA(1)	1,370	1,027	33.3%	2,736	2,223	23.1%
Net Income	450	123	265.5%	870	355	144.8%
Investments(2)	422	698	-39.6%	848	1,379	-38.5%

Notes:

(1)   EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12. See the calculation in item 4.6 of this report;

(2)   Includes investment related to the construction of transmission lines of CPFL Transmissão Morro Agudo and, according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” (in non-current assets). Does not include special obligations.

2Q18 HIGHLIGHTS

•     Increase in sales within the concession area (+4.0%), highlighting the growth of the residential class (+5.7%);

•     Increases of 16.5% in Net Operating Revenue and of 33.3% in EBITDA;

•     Net debt of R$ 15.7 billion and leverage of 3.11x Net Debt/EBITDA;

•     Funding totalizing R$ 3.4 billion, at competitive costs;

•     Investments of R$ 422 million;

•     Conclusion of RGE’s tariff revision, in Jun-18, with an average effect of +20.58% to be perceived by the consumers;

•     CPFL Geração won the Lot 9 of the Transmission Auction in Jun-18 - Maracanaú II - Ceará.

Conference Call with Simultaneous Translation into English
(Bilingual Q&A)

•        Tuesday, August 21, 2018 - 11:00 a.m. (Brasília), 10:00 a.m. (ET)

(   Portuguese: 55-11-3193-1001 or 55-11-2820-4001 (Brazil)

(   English: 1-800-492-3904 (USA) and 1-646-828-8246 (Other Countries)

Investor Relations Department 55-19-3756-8458 ri@cpfl.com.br www.cpfl.com.br/ir

INDEX

1) MESSAGE FROM THE CEO	4

2) ENERGY SALES	5
2.1) Sales within the Distributors' Concession Area	5
2.1.1) Sales by Segment – Concession Area	6
2.1.2) Sales to the Captive Market	6
2.1.3) Free Clients	7
2.2) Generation Installed Capacity	7

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION	8
3.1) Consolidation of CPFL Renováveis Financial Statements	10
3.2) Consolidation of RGE Sul Financial Statements	10
3.3) Economic-Financial Performance Presentation	10
3.4) Consolidation of Transmission Companies	10

4) ECONOMIC-FINANCIAL PERFORMANCE	11
4.1) Opening of economic-financial performance by business segment	11
4.2) Sectoral Financial Assets and Liabilities	12
4.3) Operating Revenue	12
4.4) Cost of Electric Energy	13
4.5) Operating Costs and Expenses	15
4.6) EBITDA	18
4.7) Financial Result	19
4.8) Net Income	21

5) INDEBTEDNESS	22
5.1) Debt (IFRS)	22
5.1.1) Debt Amortization Schedule in IFRS (Mar-18)	23
5.2) Debt in Financial Covenants Criteria	24
5.2.1) Indexation and Debt Cost in Financial Covenants Criteria	24
5.2.2) Net Debt in Financial Covenants Criteria and Leverage	25

6) INVESTMENTS	25
6.1) Actual Investments	25
6.2) Investments Forecasts	26

7) ALLOCATION OF RESULTS	27

8) STOCK MARKETS	28
8.1) Stock Performance	28
8.2) Daily Average Volume	28

9) CORPORATE GOVERNANCE	29

10) SHAREHOLDERS STRUCTURE	30

11) PERFORMANCE OF THE BUSINESS SEGMENTS	31
11.1) Distribution Segment	31
11.1.1) Economic-Financial Performance	31
11.1.1.1) Sectoral Financial Assets and Liabilities	31
11.1.1.2) Operating Revenue	32
11.1.1.3) Cost of Electric Energy	34
11.1.1.4) Operating Costs and Expenses	35
11.1.1.5) EBITDA	37

Page 2 de 67

11.1.1.6) Financial Result	38
11.1.1.7) Net Income	40
11.1.2) Tariff Events	40
11.1.3) Operating Indicators	43
11.2) Commercialization and Services Segments	44
11.2.1) Commercialization Segment	44
11.2.2) Services Segment	45
11.3) Conventional Generation Segment	46
11.3.1) Economic-Financial Performance	46
11.3.1.1) Operating Revenue	46
11.3.1.2) Cost of Electric Power	47
11.3.1.3) Operating Costs and Expenses	47
11.3.1.4) Equity Income	49
11.3.1.5) EBITDA	50
11.3.1.6) Financial Result	50
11.3.1.7) Net Income	52
11.4) CPFL Renováveis	52
11.4.1) Economic-Financial Performance	52
11.4.1.1) Operating Revenue	52
11.4.1.2) Cost of Electric Power	53
11.4.1.3) Operating Costs and Expenses	53
11.4.1.4) EBITDA	54
11.4.1.5) Financial Result	55
11.4.1.6) Net Income	55
11.4.2) Status of Generation Projects – 100% Participation	55

12) ATTACHMENTS	57
12.1) Statement of Assets – CPFL Energia	57
12.2) Statement of Liabilities – CPFL Energia	58
12.3) Income Statement – CPFL Energia	59
12.4) Cash Flow – CPFL Energia	60
12.5) Income Statement – Conventional Generation Segment	61
12.6) Income Statement – CPFL Renováveis	62
12.7) Income Statement – Distribution Segment	63
12.8) Economic-Financial Performance by Distributor	64
12.9) Sales within the Concession Area by Distributor (In GWh)	65
12.10) Sales to the Captive Market by Distributor (in GWh)	66
12.11) Reconciliation of Net Debt/EBITDA Pro Forma ratio of CPFL Energia for purposes of financial covenants calculation	67

Page 3 de 67

1) MESSAGE FROM THE CEO

The results of CPFL Group in the second quarter of 2018 reflected the growth of energy sales in all consumption classes, our discipline in cost and expense management, as well as the drop in interest rates in the last twelve months in Brazil.

The distribution segment had an increase in energy sales (+4.0%). Residential, industrial and commercial classes registered market variations of 5.7%, 2.4% and 3.7%, respectively, reflecting the high temperatures in 2Q18 and the slow recovery of economy activity.

CPFL Group’s operating cash generation, measured by EBITDA, reached R$ 1,370 million in 2Q18 (+33.3%), reflecting the positive results from the Distribution and Generation segments. In addition, the Company is promoting organizational reviews in order to simplify its processes and structure, aiming at greater efficiency and focus on business.

It is also worth highlighting the conclusion of the tariff revision process (4th cycle) of RGE, in June 2018, with an average effect to be perceived by the consumers of +20.58%.

We continue working on value initiatives and in our investment plan in the second quarter, with financial discipline, efforts and commitment of our teams. We invested R$ 422 million in this period.

Among the value initiatives, it is worth mentioning the participation of CPFL Geração in the Transmission Auction of June 2018. The Company won Lot 9 - Maracanaú II substation and stretches of transmission line in Ceará.

CPFL Energia’s capital structure and consolidated leverage remained at adequate levels. The Company’s net debt reached 3.11 times EBITDA at the end of the quarter, under the criteria to measure our financial covenants, below the level verified during 2017 and in 1Q18. It is worth mentioning that the reductions in interest rates have benefited the Company.

Finally, CPFL’s management remains optimistic about the advances of the Brazilian electricity sector and remains confident in its business platform, which is increasingly prepared and well positioned to face the challenges and opportunities in the country.

Andre Dorf

CEO of CPFL Energia

Page 4 de 67

2) ENERGY SALES

2.1) Sales within the Distributors’ Concession Area

Sales within the Concession Area - GWh
	2Q18	2Q17	Var.	1H18	1H17	Var.
Captive Market	11,285	11,027	2.3%	23,274	23,124	0.7%
Free Client	5,469	5,081	7.6%	10,670	9,692	10.1%
Total	16,754	16,108	4.0%	33,944	32,816	3.4%

In 2Q18, sales within the concession area, achieved by the distribution segment, totaled 16,754 GWh, an increase of 4.0%. Sales to the captive market totaled 11,285 GWh in 2Q18, an increase of 2.3%. The quantity of energy, in GWh, which corresponds to the consumption of free clients in the concession area of group’s distributors, billed through the Tariff for the Usage of the Distribution System (TUSD), reached 5,469 GWh in 2Q18.

In 1H18, sales within the concession area totaled 33,944 GWh, an increase of 3.4%. Sales to the captive market totaled 23,274 GWh in 1H18, an increase of 0.7%. The quantity of energy billed through TUSD reached 10,670 GWh in 1H18, an increase of 10.1%.

Sales within the Concession Area - GWh
	2Q18	2Q17	Var.	Part.	1H18	1H17	Var.	Part.
Residential	4,849	4,590	5.7%	28.9%	10,021	9,718	3.1%	29.5%
Industrial	6,291	6,146	2.4%	37.5%	12,285	11,809	4.0%	36.2%
Commercial	2,779	2,680	3.7%	16.6%	5,725	5,624	1.8%	16.9%
Others	2,835	2,693	5.3%	16.9%	5,914	5,665	4.4%	17.4%
Total	16,754	16,108	4.0%	100.0%	33,944	32,816	3.4%	100.0%

Note: The tables with sales within the concession area by distributor are attached to this report in item 12.9.

Noteworthy in 2Q18, in the concession area:

•         Residential and commercial classes (28.9% and 16.6% of total sales, respectively): increases of 5.7% and 3.7%, respectively, reflecting the high temperatures recorded in April and May of 2018, which contributed to the increase in the CPC (Consumption per Consumer - KWh/CU/month) in the quarter (+4.7%);

•         Industrial class (37.5% of total sales): increase of 2.4%. Even with the fall in the industry in June (-3.3%), as a consequence of the truck drivers' strike, we had a growth in sales with highlights for the activities of metallurgy, automotive, chemicals and food industries.

Noteworthy in 1H18, in the concession area:

•         Residential and commercial classes (29.5% and 16.9% of total sales, respectively): increases of 3.1% and 1.8%, respectively. Despite the lower temperatures recorded in 1Q18, compared to 1Q17, there was a compensation in the second quarter, reflecting a growth in sales in the first half;

•         Industrial class (36.2% of total sales): increase of 4.0%, reflecting the positive performance of the main industrial activities in the concession area of CPFL Energia (metallurgy, automotive, chemicals and food).

Page 5 de 67

2.1.1) Sales by Segment – Concession Area

Note: in parentheses, the variation in percentage points from 2Q17/1H17 to 2Q18/1H18.

2.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	2Q18	2Q17	Var.	1H18	1H17	Var.
Residential	4,849	4,590	5.7%	10,021	9,718	3.1%
Industrial	1,529	1,676	-8.8%	3,033	3,307	-8.3%
Commercial	2,158	2,153	0.2%	4,482	4,595	-2.5%
Others	2,749	2,608	5.4%	5,739	5,503	4.3%
Total	11,285	11,027	2.3%	23,274	23,124	0.7%

Note: The tables with captive market sales by distributor are attached to this report in item 12.10.

Page 6 de 67

Sales to the captive market totaled 11,285 GWh in 2Q18, an increase of 2.3% (258 GWh), mainly due to the performance of the residential class (+5.7%); the performance of industrial (-8.8%) and commercial (+0.2%) classes, reflects the migration of customers to the free market.

In 1H18, sales to the captive market totaled 23,274 GWh, an increase of 0.7% (151 GWh), mainly due to the performance of the residential class (+3.1%); the performance of industrial (-8.3%) and commercial (-2.5%) classes, also reflects the migration of customers to the free market.

2.1.3) Free Clients

Free Client - GWh
	2Q18	2Q17	Var.	1H18	1H17	Var.
Industrial	4,762	4,469	6.6%	9,252	8,502	8.8%
Commercial	621	527	17.9%	1,243	1,028	20.9%
Others	85	85	0.5%	175	162	7.9%
Total	5,469	5,081	7.6%	10,670	9,692	10.1%

Free Client by Distributor - GWh
	2Q18	2Q17	Var.	1H18	1H17	Var.
CPFL Paulista	2,507	2,353	6.6%	4,941	4,529	9.1%
CPFL Piratininga	1,601	1,461	9.6%	3,130	2,796	12.0%
RGE	612	595	2.9%	1,180	1,129	4.6%
RGE Sul	597	549	8.7%	1,122	1,003	11.8%
CPFL Santa Cruz	151	123	22.5%	296	235	26.0%
Total	5,469	5,081	7.6%	10,670	9,692	10.1%

2.2) Generation Installed Capacity

In 2Q18, the generation installed capacity of CPFL Energia group, considering the proportional stake in each project, is of 3,283 MW.

Generation Installed Capacity

Total: 3,289 MW

Note: Take into account CPFL Energia’s 51.6% stake in CPFL Renováveis.

Page 7 de 67

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described below. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of June 30, 2018 and 2017, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

Since November 1st, 2016 CPFL Energia is considering the full consolidation of RGE Sul.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession
Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Countryside of São Paulo	234	4,441	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Countryside and seaside of São Paulo	27	1,736	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Countryside of Rio Grande do Sul	255	1,499	30 years	November 2027
RGE Sul Distribuidora de Energia S.A. ("RGE Sul")	Publicly-quoted corporation	Indirect 100%	Countryside of Rio Grande do Sul	118	1,351	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz") (d)	Private corporation	Direct 100%	Countryside of São Paulo, Paraná and Minas Gerais	45	452	30 years	July 2045

Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Installed capacity
					Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	3 Hydroelectric (a)	1,295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51% (b)	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermoelectric	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (c)	Tocantins	1 Hydroelectric	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.61%	See chapter 11.4.2	See chapter 11.4.2	See chapter 11.4.2	See chapter 11.4.2
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo and Minas Gerais	6 MHPPs	4	4
Transmission	Company Type		Core activity		Equity Interest
CPFL Transmissão Piracicaba S.A. ("CPFL Transmissão Piracicaba")	Private corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Morro Agudo S.A. ("CPFL Transmissão Morro Agudo")	Private corporation		Electric energy transmission services		Indirect 100%

Notes:

(a)     CPFL Geração holds 51.54% of the assured power and power of the Serra da Mesa HPP, whose concession belongs to Furnas. The Cariobinha HPP and the Carioba TPP projects are deactivated pending the position of the Ministry of Mines and Energy on the anticipated closure of its concession and are not included in the table.

(b)     The joint venture Chapecoense fully consolidates the interim financial statements of its direct subsidiary, Foz de Chapecó;

(c)     Paulista Lajeado has a 7% participation in the installed power of Investco S.A. (5.94% share of its capital);

(d)     On December 31, 2017, was approved the merger of the subsidiaries Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia and Companhia Luz e Força de Mococa into Companhia Jaguari de Energia, whose fancy name became "CPFL Santa Cruz”.

Page 8 de 67

Energy commercialization	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Private corporation	Energy commercialization	Indirect 100%

Services	Company Type	Core activity	Equity Interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Eficiência Energética S.A ("CPFL Eficiência")	Private corporation	Management in Energy Efficiency	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited company	IT services	Direct 100%
CPFL GD S.A ("CPFL GD")	Private corporation	Electric energy generation services	Indirect 100%

Others	Company Type	Core activity	Equity Interest
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
CPFL Telecom S.A. ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%

Page 9 de 67

3.1) Consolidation of CPFL Renováveis Financial Statements

On June 30, 2018, CPFL Energia indirectly held 51.6% of CPFL Renováveis, through its subsidiary CPFL Geração. CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

3.2) Consolidation of RGE Sul Financial Statements

On June 30, 2018, CPFL Energia held the following stake in the capital stock of RGE Sul: 76.3893%, directly, and 23.4561%, indirectly, through CPFL Brasil. RGE Sul has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since November 1Ht, 2016.

3.3) Economic-Financial Performance Presentation

In accordance with U.S. SEC (Securities and Exchange Commission) guidelines and pursuant to items 100(a) and (b) of Regulation G, with the disclosure of 4Q16/2016 results, in order to avoid the disclosure of non-GAAP measures, we no longer disclose the economic-financial performance considering the proportional consolidation of the generation projects and the adjustment of the numbers for non-recurring items, focusing the disclosure in the IFRS criterion. Only in chapter 5, of Indebtedness, we continue presenting the information in the financial covenants criterion, considering that the proper reconciliation with the numbers in the IFRS criterion are presented in item 12.11 of this report.

3.4) Consolidation of Transmission Companies

As of 4Q17, the subsidiaries CPFL Transmissão Piracicaba and CPFL Transmissão Morro Agudo are consolidated in the financial statements of the segment "Conventional Generation".

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4) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Million)
	2Q18	2Q17	Var.	1H18	1H17	Var.
Gross Operating Revenue	10,501	9,157	14.7%	20,138	17,887	12.6%
Net Operating Revenue	6,945	5,963	16.5%	13,320	11,501	15.8%
Cost of Electric Power	(4,538)	(3,739)	21.4%	(8,552)	(6,959)	22.9%
Operating Costs & Expenses	(1,520)	(1,661)	-8.5%	(2,991)	(3,240)	-7.7%
EBIT	887	563	57.5%	1,777	1,302	36.5%
EBITDA[1]	1,370	1,027	33.3%	2,736	2,223	23.1%
Financial Income (Expense)	(246)	(418)	-41.2%	(553)	(854)	-35.2%
Income Before Taxes	710	228	211.7%	1,378	611	125.7%
Net Income	450	123	265.5%	870	355	144.8%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12. See the calculation in item 4.6 of this report.

4.1) Opening of economic-financial performance by business segment

Income Statement by business segment - CPFL Energia (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total
2Q18
Net operating revenue	5,641	271	415	843	128	-	(352)	6,945
Operating costs and expenses	(4,874)	(41)	(159)	(812)	(103)	(8)	352	(5,645)
Depreciation e amortization	(207)	(30)	(154)	(1)	(6)	(16)	-	(414)
Income from electric energy service	560	200	101	30	19	(24)	-	887
Equity accounting	-	69	-	-	-	-	-	69
EBITDA	768	299	256	31	25	(8)	-	1,370
Financial result	(47)	(75)	(119)	(5)	(0)	0	-	(246)
Income (loss) before taxes	514	194	(18)	26	19	(24)	-	710
Income tax and social contribution	(190)	(38)	(19)	(9)	(5)	2	-	(260)
Net income (loss)	324	155	(37)	16	14	(22)	-	450

2Q17
Net operating revenue	4,737	290	412	763	117	1	(357)	5,963
Operating costs and expenses	(4,284)	(65)	(189)	(729)	(95)	(14)	357	(5,018)
Depreciation e amortization	(176)	(30)	(153)	(1)	(5)	(17)	-	(381)
Income from electric energy service	276	194	70	34	18	(30)	-	563
Equity accounting	-	83	-	-	-	-	-	83
EBITDA	452	308	223	35	22	(13)	0	1,027
Financial result	(166)	(102)	(128)	(9)	0	(13)	(0)	(418)
Income (loss) before taxes	111	175	(58)	24	18	(43)	-	228
Income tax and social contribution	(53)	(31)	(14)	(8)	(4)	5	-	(105)
Net income (loss)	58	144	(72)	16	14	(38)	-	123

Variation
Net operating revenue	19.1%	-6.7%	0.7%	10.4%	8.7%	-100.0%	-1.5%	16.5%
Operating costs and expenses	13.8%	-37.8%	-15.8%	11.5%	8.1%	-38.0%	-1.5%	12.5%
Depreciation e amortization	17.8%	-0.2%	1.1%	-22.7%	15.9%	-5.4%	-	8.5%
Income from electric energy service	102.7%	2.8%	44.4%	-10.7%	9.8%	-18.6%	-	57.5%
Equity accounting	-	-17.1%	-	-	-	-	-	-17.1%
EBITDA	69.6%	-2.9%	14.7%	-11.0%	11.1%	-35.6%	-100.0%	33.3%
Financial result	-71.9%	-26.5%	-7.0%	-49.4%	-	-	-100.0%	-41.2%
Income (loss) before taxes	363.7%	10.4%	-69.2%	4.2%	4.5%	-44.6%	-	211.7%
Income tax and social contribution	261.0%	23.2%	34.6%	13.4%	39.5%	-64.1%	-	148.4%
Net income (loss)	456.5%	7.6%	-49.1%	-0.4%	-4.7%	-42.0%	-	265.5%

Note: an analysis of the economic-financial performance by business segment is presented in chapter 11.

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Income Statement by business segment - CPFL Energia (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total
1H18
Net operating revenue	10,842	552	799	1,553	239	-	(665)	13,320
Operating costs and expenses	(9,282)	(82)	(315)	(1,514)	(192)	(18)	665	(10,739)
Depreciation e amortization	(388)	(60)	(312)	(1)	(11)	(31)	-	(804)
Income from electric energy service	1,172	409	171	37	36	(49)	-	1,777
Equity accounting	-	154	-	-	-	-	-	154
EBITDA	1,560	624	484	39	48	(18)	-	2,736
Financial result	(151)	(143)	(248)	(12)	(1)	2	-	(553)
Income (loss) before taxes	1,021	421	(77)	25	36	(47)	-	1,378
Income tax and social contribution	(377)	(83)	(32)	(10)	(9)	2	-	(509)
Net income (loss)	644	337	(109)	16	27	(45)	-	870

1H17
Net operating revenue	9,196	589	783	1,384	218	1	(670)	11,501
Operating costs and expenses	(8,117)	(149)	(324)	(1,309)	(178)	(35)	670	(9,441)
Depreciation e amortization	(350)	(60)	(304)	(2)	(9)	(33)	-	(758)
Income from electric energy service	729	380	156	74	31	(67)	-	1,302
Equity accounting	-	163	-	-	-	-	-	163
EBITDA	1,078	603	459	75	40	(33)	0	2,223
Financial result	(347)	(203)	(256)	(21)	2	(29)	(0)	(854)
Income (loss) before taxes	381	340	(100)	53	33	(96)	-	611
Income tax and social contribution	(158)	(59)	(26)	(18)	(8)	13	-	(255)
Net income (loss)	224	281	(126)	35	25	(83)	-	355

Variation
Net operating revenue	17.9%	-6.3%	2.0%	12.2%	9.5%	-100.0%	-0.8%	15.8%
Operating costs and expenses	14.3%	-44.6%	-2.6%	15.7%	7.5%	-48.9%	-0.8%	13.7%
Depreciation e amortization	10.9%	0.1%	2.8%	-28.0%	20.1%	-5.4%	-	6.1%
Income from electric energy service	60.9%	7.6%	10.0%	-49.1%	18.0%	-26.2%	-	36.5%
Equity accounting	-	-5.3%	-	-	-	-	-	-5.3%
EBITDA	44.7%	3.4%	5.2%	-48.6%	18.5%	-46.9%	-100.0%	23.1%
Financial result	-56.4%	-29.6%	-3.1%	-41.4%	-	-	-100.0%	-35.2%
Income (loss) before taxes	167.6%	23.7%	-23.4%	-52.1%	9.2%	-50.8%	-	125.7%
Income tax and social contribution	138.4%	42.2%	23.3%	-46.4%	18.8%	-83.7%	-	99.1%
Net income (loss)	188.2%	19.9%	-13.7%	-55.0%	6.3%	-45.8%	-	144.8%

Note: an analysis of the economic-financial performance by business segment is presented in chapter 11.

4.2) Sectoral Financial Assets and Liabilities

In 2Q18, it was accounted the total sectoral financial assets in the amount of R$ 481 million, compared to the total sectoral financial assets in the amount of R$ 369 million in 2Q17, a variation of R$ 111 million. In 1H18, it was accounted the total sectoral financial assets in the amount of R$ 854 million, compared to the total sectoral financial liabilities in the amount of R$ 196 million in 1H17, a variation of R$ 1,050 million.

On June 30, 2018, the balance of these sectoral financial assets and liabilities was positive in R$ 1,094 million, compared to a positive balance of R$ 596 million on March 31, 2018 and a negative balance of R$ 1,254 million on June 30, 2017.

As established by the applicable regulation, any sectoral financial assets or liabilities shall be included in the tariffs of the distributors in their respective annual tariff events.

4.3) Operating Revenue

In 2Q18, gross operating revenue reached R$ 10,501 million, representing an increase of 14.7% (R$ 1,344 million). Deductions from the gross operating revenue was of R$ 3,556 million in 2Q18, representing an increase of 11.3% (R$ 362 million). Net operating revenue reached R$ 6,945 million in 2Q18, registering an increase of 16.5% (R$ 983 million).

The main factors that affected the net operating revenue were:

•      Increase of revenues in the Distribution segment, in the amount of R$ 905 million (for more details, see item 11.1.1.2);

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•      Increase of revenues in the Commercialization segment, in the amount of R$ 80 million;

•      Increase of revenues in the Services segment, in the amount of R$ 10 million;

•      Increase of revenues in the Renewable Generation segment, in the amount of R$ 3 million;

•      Increase of R$ 5 million, due to eliminations;

Partially offset by:

•      Reduction of revenues in the Conventional Generation segment, in the amount of R$ 19 million;

•      Reduction of revenues in Others, in the amount of R$ 1 million.

In 1H18, gross operating revenue reached R$ 20,138 million, representing an increase of 12.6% (R$ 2,252 million). Deductions from the gross operating revenue was of R$ 6,818 million in 1H18, representing an increase of 6.8% (R$ 433 million). Net operating revenue reached R$ 13,320 million in 1H18, registering an increase of 15.8% (R$ 1,819 million).

The main factors that affected the net operating revenue were:

•      Increase of revenues in the Distribution segment, in the amount of R$ 1,646 million (for more details, see item 11.1.1.2);

•      Increase of revenues in the Commercialization segment, in the amount of R$ 169 million;

•      Increase of revenues in the Services segment, in the amount of R$ 21 million;

•      Increase of revenues in the Renewable Generation segment, in the amount of R$ 16 million;

•      Increase of R$ 5 million, due to eliminations;

Partially offset by:

•      Reduction of revenues in the Conventional Generation segment, in the amount of R$ 37 million;

•      Reduction of revenues in Others, in the amount of R$ 1 million.

4.4) Cost of Electric Energy

Cost of Electric Energy (R$ Million)
	2Q18	2Q17	Var.	1H18	1H17	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	716	610	17.4%	1,275	1,168	9.1%
Energy Purchased in the Spot Market/PROINFA	82	72	14.1%	168	143	17.6%
Energy Purchased through Auction in the Regulated Environment and Bilateral Contracts	3,442	3,191	7.9%	6,417	5,884	9.1%
PIS and COFINS Tax Credit	(378)	(353)	7.2%	(696)	(656)	6.1%
Total	3,863	3,521	9.7%	7,164	6,539	9.6%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	576	248	131.7%	1,143	496	130.3%
Itaipu Transmission Charges	65	16	318.4%	128	31	318.0%
Connection Charges	38	30	28.3%	70	60	17.7%
Charges for the Use of the Distribution System	12	11	10.0%	21	22	-2.9%
System Service Usage Charges - ESS	(7)	(66)	-89.2%	40	(149)	-
Reserve Energy Charges - EER	69	(0)	-	135	(0)	-
PIS and COFINS Tax Credit	(78)	(21)	274.6%	(150)	(40)	274.5%
Total	675	218	209.9%	1,388	420	230.2%

Cost of Electric Energy	4,538	3,739	21.4%	8,552	6,959	22.9%

In 2Q18, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 4,538 million, registering an increase of 21.4% (R$ 800 million).

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The factors that explain these variations follow below:

•      The cost of electric power purchased for resale reached R$ 3,863 million in 2Q18, an increase of 9.7% (R$ 342 million), due to the following factors:

               (i)       Increase of 7.9% (R$ 251 million) in the cost of energy purchased through auction in the regulated environment and bilateral contracts, due to the increase of 16.9% in the average purchase price (R$ 227.70/MWh in 2Q18 vs. R$ 194.72/MWh in 2Q17), partially offset by the reduction of 7.8% (1,272 GWh) in the volume of purchased energy;

              (ii)       Increase of 17.4% (R$ 106 million) in the cost of energy from Itaipu, due to the increase of 24.3% in the average purchase price (R$ 259.09/MWh in 2Q18 vs. R$ 208.50/MWh in 2Q17), partially offset by the reduction of 5.5% (161 GWh) in the volume of purchased energy;

             (iii)       Increase of 14.1% (R$ 10 million) in the amount of energy purchased in the spot market/PROINFA cost;

Partially offset by:

            (iv)       Increase of 7.2% (R$ 25 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase.

•         Charges for the use of the transmission and distribution system reached R$ 675 million in 2Q18, an increase of 209.9% (R$ 457 million), due to the following factors:

               (i)       Increase of 131.7% (R$ 327 million) in the basic network charges;

              (ii)       Expense of R$ 69 million in 2Q18, related to Reserve Energy Charges – EER;

             (iii)       Reduction of 89.2% (R$ 59 million) in the System Service Usage Charges – ESS (cost reducer), from a revenue of R$ 66 million in 2Q17 to a revenue of R$ 7 million in 2Q18;

            (iv)       Increase of 318.4% (R$ 50 million) in Itaipu transmission charges;

             (v)       Increase of 28.3% (R$ 8 million) in charges for connection;

            (vi)       Increase of 10.0% (R$ 1 million) in charges for usage of the distribution system;

Partially offset by:

           (vii)       Increase of 274.6% (R$ 57 million) in PIS and COFINS tax credits (cost reducer), generated from the charges.

In 1H18, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 8,552 million, registering an increase of 22.9% (R$ 1,593 million).

The factors that explain these variations follow below:

•      The cost of electric power purchased for resale reached R$ 7,164 million in 1H18, an increase of 9.6% (R$ 625 million), due to the following factors:

               (i)       Increase of 9.1% (R$ 533 million) in the cost of energy purchased through auction in the regulated environment and bilateral contracts, due to the increase of 16.2% in the average purchase price (R$ 209.81/MWh in 1H18 vs. R$ 180.62/MWh in 1H17), partially offset by the reduction of 6.1% (1,992 GWh) in the volume of purchased energy;

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              (ii)       Increase of 9.1% (R$ 107 million) in the cost of energy from Itaipu, due to the increase of 15.7% in the average purchase price (R$ 231.60/MWh in 1H18 vs. R$ 200.22/MWh in 1H17), partially offset by the reduction of 5.7% (330 GWh) in the volume of purchased energy;

             (iii)       Increase of 17.6% (R$ 25 million) in the amount of energy purchased in the spot market/PROINFA cost;

Partially offset by:

            (iv)       Increase of 6.1% (R$ 40 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase.

•         Charges for the use of the transmission and distribution system reached R$ 1,388 million in 1H18, an increase of 230.2% (R$ 968 million), due to the following factors:

               (i)       Increase of 130.3% (R$ 647 million) in the basic network charges;

              (ii)       Variation of R$ 188 million in the System Service Usage Charges – ESS, from a revenue of R$ 149 million in 2Q17 to an expense of R$ 40 million in 2Q18;

             (iii)       Expense of R$ 135 million in 1H18, related to Reserve Energy Charges – EER;

            (iv)       Increase of 318.0% (R$ 97 million) in Itaipu transmission charges;

             (v)       Increase of 17.7% (R$ 11 million) in charges for connection;

Partially offset by:

            (vi)       Increase of 274.5% (R$ 110 million) in PIS and COFINS tax credits (cost reducer), generated from the charges;

           (vii)       Reduction of 2.9% (R$ 1 million) in charges for usage of the distribution system.

4.5) Operating Costs and Expenses

Operating costs and expenses reached R$ 1,520 million in 2Q18, compared to R$ 1,661 million in 2Q17, a reduction of 8.5% (R$ 141 million). In 1H18, operating costs and expenses reached R$ 2,991 million, compared to R$ 3,240 million in 1H17, a reduction of 7.7% (R$ 249 million).

The factors that explain these variations follow below:

PMSO

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Reported PMSO (R$ million)
	2Q18	2Q17	Variation		1H18	1H17	Variação
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(352)	(337)	(16)	4.7%	(690)	(669)	(21)	3.1%
Material	(63)	(57)	(6)	10.3%	(126)	(113)	(13)	11.9%
Outsourced Services	(156)	(189)	33	-17.7%	(337)	(374)	38	-10.1%
Other Operating Costs/Expenses	(143)	(203)	60	-29.6%	(249)	(389)	140	-36.1%
Allowance for doubtful accounts	(42)	(39)	(2)	6.2%	(68)	(86)	18	-20.7%
Legal, judicial and indemnities expenses	(31)	(59)	27	-46.2%	(44)	(114)	70	-61.5%
Others	(69)	(105)	36	-33.8%	(137)	(189)	53	-27.8%
Total Reported PMSO	(714)	(786)	72	-9.1%	(1,401)	(1,545)	144	-9.3%

The PMSO item reached R$ 714 million in 2Q18, compared to R$ 786 million in 2Q17, a reduction of 9.1% (R$ 72 million), due to the following factors:

    (i)        Personnel - increase of 4.7% (R$ 16 million), mainly due to:

✓  Collective bargaining agreement – wages and benefits (R$ 10 million);

✓  Other effects (R$ 6 million);

   (ii)        Material - increase of 10.3% (R$ 6 million), mainly due to:

✓  Increase in the replacement of material to the maintenance of lines and grid (R$ 11 million);

Partially offset by:

✓  Reduction in uniforms and equipment (R$ 3 million);

✓  Reduction in the fleet maintenance (R$ 2 million);

  (iii)        Out-sourced services - reduction of 17.7% (R$ 33 million), mainly due to:

✓  Reduction in PIS and COFINS tax credits (R$ 8 million);

✓  Reduction with the primarization of miscellaneous services (R$ 7 million);

✓  Reduction in the equipment maintenance (R$ 6 million);

✓  Other effects (R$ 12 million);

 (iv)        Other operational costs/expenses - reduction of 29.6% (R$ 60 million), mainly due to:

✓  Reduction of 46.2% in legal and judicial expenses (R$ 27 million);

✓  Reduction of 39.4% of loss on disposal, retirement and other noncurrent assets (R$ 14 million);

✓  Compensation for non-compliance with technical indicators (R$ 9 million), which from January 2018 onwards was classified under Other Revenues;

✓  Other effects (R$ 10 million);

Partially offset by:

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✓  Increase of 6.2% in allowance for doubtful account (R$ 2 million).

In 1H18, the PMSO item reached R$ 1,401 million, compared to R$ 1,545 million in 1H17, a reduction of 9.3% (R$ 144 million), due to the following factors:

    (i)        Personnel - increase of 3.1% (R$ 21 million), mainly due to the collective bargaining agreement – wages and benefits;

   (ii)        Material - increase of 11.9% (R$ 13 million), mainly due to:

✓  Increase in the replacement of material to the maintenance of lines and grid (R$ 25 million);

Partially offset by:

✓  Reduction in the fleet maintenance (R$ 11 million);

✓  Other effects (R$ 1 million);

  (iii)        Out-sourced services - reduction of 10.1% (R$ 38 million), mainly due to the reductions PIS and COFINS tax credits, with the primarization of miscellaneous services, in the equipment maintenance and in audit and consulting;

 (iv)        Other operational costs/expenses - reduction of 36.1% (R$ 140 million), mainly due to:

✓  Reduction of 61.5% in legal and judicial expenses (R$ 70 million);

✓  Compensation for non-compliance with technical indicators (R$ 27 million), which from January 2018 onwards was classified under Other Revenues;

✓  Reduction of 20.7% in allowance for doubtful account (R$ 18 million);

✓  Other effects (R$ 25 million).

Other operating costs and expenses

Other operating costs and expenses reached R$ 806 million in 2Q18, compared to R$ 875 million in 2Q17, registering a reduction of 7.9% (R$ 69 million), due to the following factors:

•      Reduction of 20.5% (R$ 96 million) in Costs of Building the Infrastructure item;

•      Reduction of 20.0% (R$ 6 million) in Private Pension Fund item, due to the registration of the impacts of the 2018 actuarial report;

•      Reduction of 1.1% (R$ 1 million) in Amortization of Intangible of Concession Asset item;

Partially offset by:

•      Increase of 10.8% (R$ 33 million) in Depreciation and Amortization item.

In 1H18, other operating costs and expenses reached R$ 1,590 million, compared to R$ 1,695 million in 1H17, registering a reduction of 6.2% (R$ 105 million), due to the following factors:

•      Reduction of 15.9% (R$ 140 million) in Costs of Building the Infrastructure item;

•      Reduction of 21.1% (R$ 12 million) in Private Pension Fund item, due to the registration of the impacts of the 2018 actuarial report;

•      Reduction of 1.0% (R$ 1 million) in Amortization of Intangible of Concession Asset item;

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Partially offset by:

•      Increase of 7.8% (R$ 48 million) in Depreciation and Amortization item.

4.6) EBITDA

In 2Q18, EBITDA reached R$ 1,370 million, compared to R$ 1,027 million in 2Q17, registering an increase of 33.3% (R$ 342 million). In 1H18, EBITDA reached R$ 2,736 million, compared to R$ 2,223 million in 1H17, registering an increase of 23.1% (R$ 513 million).

EBITDA is calculated according to CVM Instruction no. 527/12 and showed in the table below:

EBITDA and Net Income conciliation (R$ million)
	2Q18	2Q17	Var.	1H18	1H17	Var.
Net Income	450	123	265.5%	870	355	144.8%
De preciation and Amortization	414	381		804	758
Financial Result	246	418		553	854
Income Tax / Social Contribution	260	105		509	255
EBITDA	1,370	1,027	33.3%	2,736	2,223	23.1%

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4.7) Financial Result

Financial Result (R$ Million)
	2Q18	2Q17	Var.	1H18	1H17	Var.
Revenues
Income from Financial Investments	54	129	-57.9%	121	289	-58.3%
Additions and Late Payment Fines	63	69	-8.6%	133	143	-6.9%
Fiscal Credits Update	2	2	-8.6%	5	5	-3.9%
Judicial Deposits Update	9	13	-29.8%	18	26	-31.7%
Monetary and Foreign Exchange Updates	6	(1)	-	29	29	-0.6%
Discount on Purchase of ICMS Credit	12	3	328.9%	19	6	228.6%
Sectoral Financial Assets Update	15	1	1231.3%	22	1	1874.2%
PIS and COFINS - over Other Financial Revenues	(11)	(13)	-10.8%	(23)	(27)	-16.0%
Others	18	18	-2.9%	43	31	38.0%
Total	169	223	-24.1%	366	503	-27.2%

Expenses
Debt Charges	(338)	(442)	-23.5%	(682)	(928)	-26.5%
Monetary and Foreign Exchange Updates	(44)	(154)	-71.8%	(163)	(338)	-51.9%
(-) Capitalized Interest	7	10	-34.0%	13	34	-62.5%
Sectoral Financial Liabilities Update	2	(23)	-	(3)	(50)	-95.0%
Use of Public Asset	(5)	(0)	1831.3%	(8)	(4)	134.0%
Others	(37)	(30)	21.3%	(77)	(72)	6.9%
Total	(415)	(641)	-35.3%	(919)	(1,358)	-32.3%

Financial Result	(246)	(418)	-41.3%	(553)	(854)	-35.2%

In 2Q18, net financial expense was of R$ 246 million, a reduction of 41.2% (R$ 172 million) compared to the net financial expense of R$ 418 million reported in 2Q17.

The items explaining these variations in Financial Result are as follows:

•         Financial Revenues: reduction of 24.1% (R$ 54 million), from R$ 223 million in 2Q17 to R$ 169 million in 2Q18, mainly due to the following factors:

(i)            Reduction of 57.9% (R$ 75 million) in the income from financial investments, due to the reductions in the CDI interbank rate and in the average balance of investments;

(ii)           Reduction of 8.6% (R$ 6 million) in additions and late payment fines;

(iii)          Reduction of 29.8% (R$ 4 million) in judicial deposits update;

Partially offset by:

(iv)         Increase of 1231.3% (R$ 14 million) in sectoral financial assets update;

(v)          Increase of 328.9% (R$ 9 million) in discount on the acquisition of ICMS credit;

(vi)         Variation of R$ 7 million in the monetary and foreign exchange updates, from an expense of R$ 1 million in 2Q17 to a revenue of R$ 6 million in 2Q18, due to the reductions: (a) of R$ 7 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; and (b) of R$ 18 million in other monetary and foreign exchange updates; partially offset by the variation of R$ 17 million with the zero-cost collar derivative1, from a gain of R$ 10 million in 2Q17 to a loss of R$ 7 million in 2Q18;

1 In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

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(vii)        Reduction of 10.8% (R$ 1 million) in PIS and COFINS over Other Financial Revenue (revenue reducer);

(viii)       Increase of R$ 1 million in other financial revenues.

•         Financial Expenses: reduction of 35.3% (R$ 226 million), from R$ 641 million in 2Q17 to R$ 415 million in 2Q18, mainly due to the following factors:

(i)            Reduction of 71.8% (R$ 111 million) in the monetary and foreign exchange updates, due to: (a) the reduction of debt charges in foreign currency, with swap to CDI interbank rate (R$ 55 million); (b) the mark-to-market positive effect for financial operations under Law 4,131 – non-cash effect (R$ 41 million); and (c) the effect of Itaipu’s exchange variation (R$ 15 million);

(ii)           Reduction of 23.5% (R$ 104 million) of debt charges in local currency, due to the reduction in the CDI interbank rate;

(iii)          Variation of R$ 25 million in sectoral financial liabilities update, from an expense of R$ 23 million in 2Q17 to a revenue of R$ 2 million in 2Q18;

Partially offset by:

(iv)         Increase of 21.3% (R$ 6 million) in other financial expenses;

(v)          Increase of 1831.3% (R$ 4 million) in the financial expenses with the Use of Public Asset (UBP);

(vi)         Reduction of 34.0% (R$ 3 million) in capitalized interest (expense reducer).

In 1H18, net financial expense was of R$ 553 million, a reduction of 35.2% (R$ 301 million) compared to the net financial expense of R$ 854 million reported in 1H17.

The items explaining these variations in Financial Result are as follows:

•         Financial Revenues: reduction of 27.2% (R$ 137 million), from R$ 503 million in 1H17 to R$ 366 million in 1H18, mainly due to the following factors:

(i)            Reduction of 58.3% (R$ 169 million) in the income from financial investments, due to the reductions in the CDI interbank rate and in the average balance of investments;

(ii)           Reduction of 6.9% (R$ 10 million) in additions and late payment fines;

(iii)          Reduction of 31.7% (R$ 8 million) in judicial deposits update;

Partially offset by:

(iv)         Increase of 1874.2% (R$ 21 million) in sectoral financial assets update;

(v)          Increase of 228.6% (R$ 13 million) in discount on the acquisition of ICMS credit;

(vi)         Increase of 38.8% (R$ 12 million) in other financial revenues;

(vii)        Reduction of 16.0% (R$ 4 million) in PIS and COFINS over Other Financial Revenue (revenue reducer).

•         Financial Expenses: reduction of 32.3% (R$ 438 million), from R$ 1,358 million in 1H17 to R$ 919 million in 1H18, mainly due to the following factors:

(i)            Reduction of 26.5% (R$ 246 million) of debt charges in local currency, due to the reduction in the CDI interbank rate;

(ii)           Reduction of 51.9% (R$ 175 million) in the monetary and foreign exchange updates, due to: (a) the reduction of debt charges in foreign currency, with swap to CDI interbank rate (R$ 136 million); (b) the mark-to-market positive effect for financial operations under Law 4,131 – non-cash effect (R$ 33 million); and (c) the effect of Itaipu’s exchange variation (R$ 7 million);

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(iii)          Reduction of 95.0% (R$ 48 million) in sectoral financial liabilities update;

Partially offset by:

(iv)         Reduction of 62.5% (R$ 21 million) in capitalized interest (expense reducer);

(v)          Increase of 134.0% (R$ 5 million) in the financial expenses with the Use of Public Asset (UBP);

(vi)         Increase of 6.9% (R$ 5 million) in other financial expenses.

4.8) Net Income

Net income was of R$ 450 million in 2Q18, registering an increase of 265.5% (R$ 327 million) if compared to the net income of R$ 123 million observed in 2Q17. In 1H18, net income was of R$ 870 million, registering an increase of 144.8% (R$ 514 million) if compared to the net income of R$ 355 million observed in 1H17.

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5) INDEBTEDNESS

5.1) Debt (IFRS)

Note: for debt linked to foreign currency (23% of total in 2Q18), swap operations are contracted, aiming the protection of the foreign exchange and the rate linked to the contract.

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Net Debt in IFRS

IFRS | R$ Million	2Q18	2Q17	Var. %
Financial Debt (including hedge)	(19,839)	(20,120)	-1.4%
(+) Available Funds	2,490	4,316	-42.3%
(=) Net Debt	(17,348)	(15,804)	9.8%

5.1.1) Debt Amortization Schedule in IFRS (Jun-18)

CPFL Energia has always adopted a solid and conservative financial policy. Thus, the Company has used since 2011, a prefunding strategy, in other words, forecasts the cash needs for the next 24 months and anticipates market access on more favorable terms of liquidity and cost. Thus, since the beginning of 2018, CPFL Energia has worked in 2019 and 2020 prefunding.

1)   Considers only the principal of the debt of R$ 19,658 million. In order to reach the value of debt in IFRS, of R$ 19,839 million, should be included charges and the mark-to-market (MTM) effect and cost with funding;

2)   Short-term (July 2018 – June 2019) = R$ 3,708 million.

The cash position at the end of 2Q18 had a coverage ratio of 0.67x the amortizations of the next 12 months, enough to honor all amortization commitments until the beginning of 2019. The average amortization term, calculated from this schedule, is of 3.14 years.

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Gross Debt Cost1 in IFRS criteria

Note: as of 2Q17, CPFL Energia started to calculate its debt average cost considering the end of the period, to better reflect the variations on interest rates.

5.2) Debt in Financial Covenants Criteria

5.2.1) Indexation and Debt Cost in Financial Covenants Criteria

Indexation1 After Hedge2 in Financial Covenants Criteria – 2Q17 vs. 2Q18

1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA;

2) For debt linked to foreign currency (26% of total), swap operations are contracted, aiming the protection of the foreign exchange and the rate linked to the contract.

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5.2.2) Net Debt in Financial Covenants Criteria and Leverage

In 2Q18 Proforma Net Debt totaled R$ 15,652 million, an increase of 15.0% compared to net debt position at the end of 2Q17, in the amount of R$ 13,613 million.

Covenant Criteria (*) - R$ Million	2Q18	2Q17	Var.
Financial Debt (including hedge)1	(17,822)	(17,864)	-0.2%
(+) Available Funds	2,170	4,251	-48.9%
(=) Net Debt	(15,652)	(13,613)	15.0%
EBITDA Proforma2	5,041	4,151	21.4%
Net Debt / EBITDA	3.11	3.28	-5.33%

1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA;

2) Proforma EBITDA in the financial covenants criteria: adjusted according to equivalent participation of CPFL Energia in each of its subsidiaries, with the inclusion of regulatory assets and liabilities and the historical EBITDA of newly acquired projects.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent stake of CPFL Energia in each of its subsidiaries. Also, include in the calculation of Proforma EBITDA the effects of historic EBITDA of newly acquired projects. Considering that the Proforma Net Debt totaled R$ 15,652 million and Proforma EBITDA in the last 12 months reached R$ 5,041 million, the ratio Proforma Net Debt / EBITDA at the end of 2Q18 reached 3.11x.

6) INVESTMENTS

6.1) Actual Investments

Investments (R$ Million)
Segment	2Q18	2Q17	Var.	1S18	1S17	Var.
Distribution	346	440	-21.4%	712	788	-9.5%
Generation - Conventional	2	1	61.6%	4	2	107.3%
Generation - Renewable	60	238	-74.7%	104	521	-80.0%
Commercialization	1	1	-61.4%	1	2	-11.5%
Services and Others[1]	13	14	-11.6%	26	27	-3.0%
Subtotal	422	696	-39.4%	848	1,339	-36.7%
Transmission	0	2	-89.4%	0	40	-98.9%
Total	422	698	-39.5%	848	1,379	-38.5%

Note:

1) Others – basically refer to assets and transactions that are not related to the listed segments.

In 2Q18, investments were R$ 422 million, a reduction of 39.4% compared to 2Q17. In 1H18, the investments were R$ 848 million, a reduction of 38.5%. Investments in transmission, basically related to CPFL Transmissão Morro Agudo, according to IFRIC 12, were recorded as “Financial Assets of Concession” (non-current assets).

We highlight investments made by CPFL Energia in each segment:

    (i)        Distribution:

a.    Expansion and strengthening of the electric system;

b.    Electricity system maintenance and improvements;

c.    Operational infrastructure;

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d.    Upgrade of management and operational support systems;

e.    Customer help services;

f.     Research and development programs;

        (ii)   Generation:

a.    Boa Vista II SHPP.

6.2) Investments Forecasts

On November 9, 2017, CPFL Energia’s Board of Directors approved Board of Executive Officers’ proposal for 2018 Annual Budget and 2019/2022 Multiannual Plan for the Company, which was previously discussed by the Budget and Corporate Finance Commission.

Notes:

1) Constant currency;

2) Disregard investments in Special Obligations on Distribution segment (among other items financed by consumers);

3) Conventional + Renewable.

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7) ALLOCATION OF RESULTS

The Company’s Bylaws require the distribution of at least 25% of net income adjusted according to law, as dividends to its shareholders. The proposal for allocation of net income from the fiscal year is shown below:

Thousands of R$
Net income of the fiscal year - Individual	1,179,750
Realization of comprehensive income	25,873
Prescribed dividend	3,768
Net income base for allocation	1,209,391
Legal reserve	(58,988)
Statutory reserve - concession financial asset	(123,673)
Statutory reserve - working capital reinforcement	(746,541)
Minimum mandatory dividend	(280,191)

Minimum Mandatory Dividend (25%)

The Board of Directors proposed the payment of R$ 280 million in dividends to holders of common shares traded on B3 S.A. – Brasil, Bolsa, Balcão (B3). This proposed amount corresponds to R$ 0.275259517 per share, related to the fiscal year of 2017. This proposal was approved by the Annual General Shareholders’ Meeting (AGM) held on April 27, 2018.

CPFL Energia informed its shareholders and the market, through a Notice to Shareholders released on April 27, 2018 that the Annual General Shareholders’ Meeting held on that date approved the declaration of “Dividend” to be imputed to the 2017 mandatory dividends, pursuant to the following instructions:

(i) Value: the amount of dividends to be paid is R$ 280,190,721.14 (two hundred and eighty million, one hundred and ninety thousand, seven hundred and twenty-one reais and fourteen centavos), equivalent to R$ 0.275259517 per common share;

(ii) Ex-dividend: shareholders owning shares on April 27, 2018 are entitled to receive these dividends. Shares were traded ex-dividend on the São Paulo Stock Exchange (B3) and New York Stock Exchange (NYSE) as of April 30, 2018;

(iii) Payment: said dividends were paid on June 26, 2018.

Statutory Reserve – Working Capital Reinforcement

For this fiscal year, considering the current macro scenario with an incipient economic recovery, and also considering the uncertainties regarding hydrology, the Company’s Management allocated R$ 747 million to the statutory reserve - working capital reinforcement.

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8) STOCK MARKETS

8.1) Stock Performance

CPFL Energia is listed on both the B3 (Novo Mercado) and the New York Stock Exchange (NYSE) (ADR Level III), segments with the highest levels of corporate governance.

B3				NYSE
Date	CPFE3 (R$)	IEE	IBOV	Date	CPL (US$)	DJBr20	Dow Jones
06/30/2018	R$ 21.67	38,562	72,763	06/30/2018	$ 11.08	18,614	24,271
03/31/2018	R$ 24.91	41,445	85,366	03/31/2018	$ 15.00	25,170	24,103
06/30/2017	R$ 26.51	38,095	62,899	06/30/2017	$ 15.95	19,138	21,350
QoQ	-13.0%	-7.0%	-14.8%	QoQ	-26.1%	-26.0%	0.7%
YoY	-18.3%	1.2%	-13.6%	YoY	-30.5%	-2.7%	-12.0%

On June 30, 2018 the price shares closed at R$ 21.67 per share on the B3 and US$ 11.08 per ADR on the NYSE, which represented a depreciation in the quarter of 13.0% and 26.1%, respectively. Considering the last 12 months, the shares depreciated 18.3% on the B3 and the ADR depreciated 30.5% on the NYSE.

8.2) Daily Average Volume

The daily trading volume in 2Q18 averaged R$ 10.3 million, of which R$ 9.1 million on the B3 and R$ 1.2 million on the NYSE, representing a reduction of 81.6% in relation to 2Q17. The number of trades on the B3 decreased by 63.3%.

Note: Considers the sum of the average daily volume on the B3 and NYSE.

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9) CORPORATE GOVERNANCE

The corporate governance model adopted by CPFL Energia and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

In 2017, CPFL marked 13 years since being listed on the B3 and the New York Stock Exchange (“NYSE”). With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the B3 with Level III ADRs, a special segment for companies that comply with corporate governance best practices. All CPFL shares are common shares, entitling all shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (“Board”), its decision-making authority, and the Board of Executive Officers, its executive body. The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 members (of which 2 independent members), with terms of one year, eligible for reelection.

The Bylaws of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, their main duties and rights.

The Board set up three advisory committees (Management Processes, Risks and Sustainability, People Management and Related Parties), which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, sustainability, the surveillance of internal audits and analysis of transactions with Parties Related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels.

The Board of Executive Officers is made up of 1 Chief Executive Officer, 1 Deputy Chief of Executive Officer and 7 Vice Presidents, with terms of two years, eligible for reelection, responsible for executing the strategy of CPFL Energia and its subsidiaries as defined by the Board of Directors in line with corporate governance guidelines. To ensure alignment of governance practices, Executive Officers sit on the Boards of Directors of companies that make up the CPFL group and nominate their respective executive officers.

CPFL has a permanent Fiscal Council, made up of 3 members, that also exercises the duties of the Audit Committee, in line with Sarbanes-Oxley law (SOX) rulings applicable to foreign companies listed on U.S. stock exchanges.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ir.

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10) SHAREHOLDERS STRUCTURE

CPFL Energia is a holding company that owns stake in other companies. State Grid Corporation of China (SGCC) controls CPFL Energia through its subsidiaries State Grid International Development Co., Ltd, State Grid International Development Limited (SGID), International Grid Holdings Limited, State Grid Brazil Power Participações S.A. (SGBP) and ESC Energia S.A.:

Reference date: 06/30/2018

Notes:

(1) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas;

(2) RGE Sul is held by CPFL Energia (76.3893%) and CPFL Brasil (23.4561%).

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11) PERFORMANCE OF THE BUSINESS SEGMENTS

11.1) Distribution Segment

11.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Million)
	2Q18	2Q17	Var.	1H18	1H17	Var.
Gross Operating Revenue	9,051	7,793	16.1%	17,381	15,325	13.4%
Net Operating Revenue	5,641	4,737	19.1%	10,842	9,196	17.9%
Cost of Electric Power	(3,873)	(3,154)	22.8%	(7,324)	(5,961)	22.9%
Operating Costs & Expenses	(1,208)	(1,307)	-7.6%	(2,346)	(2,506)	-6.4%
EBIT	560	276	102.7%	1,172	729	60.9%
EBITDA(1)	768	452	69.6%	1,560	1,078	44.7%
Financial Income (Expense)	(47)	(166)	-71.9%	(151)	(347)	-56.4%
Income Before Taxes	514	111	363.7%	1,021	381	167.6%
Net Income	324	58	456.5%	644	224	188.2%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

11.1.1.1) Sectoral Financial Assets and Liabilities

In 2Q18, total sectoral financial assets accounted for R$ 481 million, a variation of R$ 111 million if compared to 2Q17, when sectoral financial assets amounted to R$ 369 million. In 1H18, total sectoral financial assets accounted for R$ 854 million, a variation of R$ 1,050 million if compared to 1H17, when sectoral financial liabilities amounted to R$ 196 million.

On June 30, 2018, the balance of sectoral financial assets and liabilities was positive in R$ 1,094 million, compared to a positive balance of R$ 596 million on March 31, 2018 and a negative balance of R$ 1,254 million on June 30, 2017.

As established by the applicable regulation, any sectoral financial assets or liabilities shall be included in the tariffs of the distributors in their respective annual tariff events.

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11.1.1.2) Operating Revenue

Operating Revenue (R$ Million)
	2Q18	2Q17	Var.	1H18	1H17	Var.
Gross Operating Revenue
Revenue with Energy Sales (Captive + TUSD)	7,218	6,003	20.2%	14,168	12,959	9.3%
Short-term Electric Energy	260	537	-51.6%	375	749	-50.0%
Revenue from Building the Infrastructure of the Concession	370	459	-19.4%	740	837	-11.6%
Sectoral Financial Assets and Liabilities	481	369	30.2%	854	(196)	-
CDE Resources - Low-income and Other Tariff Subsidies	378	314	20.3%	754	738	2.2%
Adjustments to the Concession's Financial Asset	139	(49)	-	203	-	-
Other Revenues and Income	206	160	28.6%	285	238	19.9%
Total	9,051	7,793	16.1%	17,381	15,325	13.4%

Deductions from the Gross Operating Revenue
ICMS Tax	(1,477)	(1,265)	16.8%	(2,878)	(2,711)	6.2%
PIS and COFINS Taxes	(799)	(673)	18.8%	(1,534)	(1,343)	14.2%
CDE Sector Charge	(922)	(784)	17.6%	(1,819)	(1,614)	12.7%
R&D and Energy Efficiency Program	(51)	(42)	21.1%	(99)	(83)	19.8%
PROINFA	(38)	(43)	-10.8%	(73)	(87)	-15.3%
Tariff Flags and Others	(116)	(244)	-52.5%	(123)	(281)	-56.1%
Others	(6)	(5)	15.9%	(11)	(11)	8.2%
Total	(3,410)	(3,056)	11.6%	(6,539)	(6,129)	6.7%

Net Operating Revenue	5,641	4,737	19.1%	10,842	9,196	17.9%

In 2Q18, gross operating revenue amounted to R$ 9,051 million, an increase of 16.1% (R$ 1,258 million), due to the following factors:

•         Increase of 20.2% (R$ 1,215 million) in the revenue with energy sales (captive + free clients), due to: (i) the positive average tariff adjustment in the distribution companies for the period between 2Q17 and 2Q18 (highlight for the average increases of 16.90% in CPFL Paulista and 22.47% in RGE Sul, in April 2018, and of 17.28% in CPFL Piratininga, in October 2017); and (ii) the increase of 4.0% in the sales volume within the concession area;

•         Variation of R$ 187 million in the adjustments to the Concession´s Financial Asset, from an expense of R$ 49 million in 2Q17 to a revenue of R$ 139 million in 2Q18;

•         Increase of 30.2% (R$ 111 million) in the Sectoral Financial Assets/Liabilities;

•         Increase of 20.3% (R$ 64 million) in tariff subsidies (CDE resources);

•         Increase of 28.6% (R$ 46 million) in Other Revenues and Income;

Partially offset by:

•         Reduction of 51.6% (R$ 277 million) in Short-term Electric Energy;

•         Reduction of 19.4% (R$ 89 million) in revenue from building the infrastructure of the concession.

Deductions from the gross operating revenue were R$ 3,410 million in 2Q18, representing an increase of 11.6% (R$ 354 million), due to the following factors:

•         Increase of 16.8% (R$ 213 million) in ICMS tax;

•         Increase of 17.6% (R$ 138 million) in the CDE sector charge;

•         Increase of 18.8% (R$ 126 million) in PIS and COFINS taxes;

•         Increase of 21.1% (R$ 9 million) in the R&D and Energy Efficiency Program;

•         Increase of 15.9% (R$ 1 million) in other deductions from the gross operating revenue;

Partially offset by the following factors:

•         Reduction of 52.5% (R$ 128 million) in tariff flags approved by the CCEE;

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•         Reduction of 10.8% (R$ 5 million) in the PROINFA.

Net operating revenue reached R$ 5,641 million in 2Q18, representing an increase of 19.1% (R$ 905 million).

In 1H18, gross operating revenue amounted to R$ 17,381 million, an increase of 13.4% (R$ 2,056 million), due to the following factors:

•         Increase of 9.3% (R$ 1,210 million) in the revenue with energy sales (captive + free clients), due to: (i) the positive average tariff adjustment in the distribution companies for the period between 1H17 and 1H18; and (ii) the increase of 3.4% in the sales volume within the concession area;

•         Variation of R$ 1,050 million in the Sectoral Financial Assets/Liabilities, from a sectoral financial liability of R$ 196 million in 1H17 to a sectoral financial asset of R$ 854 million in 1H18;

•         Revenue of R$ 203 million in 1H18 in the adjustments to the Concession´s Financial Asset;

•         Increase of 19.9% (R$ 47 million) in Other Revenues and Income;

•         Increase of 2.2% (R$ 17 million) in tariff subsidies (CDE resources);

Partially offset by:

•         Reduction of 50.0% (R$ 374 million) in Short-term Electric Energy;

•         Reduction of 11.6% (R$ 97 million) in revenue from building the infrastructure of the concession.

Deductions from the gross operating revenue were R$ 6,539 million in 1H18, representing an increase of 6.7% (R$ 409 million), due to the following factors:

•         Increase of 12.7% (R$ 205 million) in the CDE sector charge;

•         Increase of 14.2% (R$ 191 million) in PIS and COFINS taxes;

•         Increase of 6.2% (R$ 167 million) in ICMS tax;

•         Increase of 19.8% (R$ 16 million) in the R&D and Energy Efficiency Program;

•         Increase of 8.2% (R$ 1 million) in other deductions from the gross operating revenue;

Partially offset by the following factors:

•         Reduction of 56.1% (R$ 158 million) in tariff flags approved by the CCEE;

•         Reduction of 15.3% (R$ 13 million) in the PROINFA.

Net operating revenue reached R$ 10,842 million in 1H18, representing an increase of 17.9% (R$ 1,646 million).

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11.1.1.3) Cost of Electric Energy

Cost of Electric Energy (R$ Million)
	2Q18	2Q17	Var.	1H18	1H17	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	716	610	17.4%	1,275	1,168	9.1%
Energy Purchased in the Spot Market/PROINFA	241	76	217.2%	1,667	154	981.8%
Energy Purchased through Auction in the Regulated Environment and Bilateral Contracts	2,574	2,578	-0.2%	3,619	4,842	-25.3%
PIS and COFINS Tax Credit	(318)	(301)	5.6%	(583)	(568)	2.6%
Total	3,213	2,963	8.5%	5,977	5,596	6.8%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	557	228	144.1%	1,105	456	142.7%
Itaipu Transmission Charges	65	16	318.4%	128	31	318.0%
Connection Charges	36	27	33.3%	66	54	21.2%
Charges for the Use of the Distribution System	7	6	16.1%	13	13	0.0%
System Service Usage Charges - ESS	(7)	(66)	-89.2%	40	(149)	-
Reserve Energy Charges - EER	69	-	-	135	-	-
PIS and COFINS Tax Credit	(67)	(20)	228.8%	(139)	(39)	252.7%
Total	660	191	246.4%	1,347	365	269.2%

Cost of Electric Energy	3,873	3,154	22.8%	7,324	5,961	22.9%

In 2Q18, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 3,873 million, representing an increase of 22.8% (R$ 720 million):

•           The cost of electric power purchased for resale was R$ 3,213 million in 2Q18, representing an increase of 8.5% (R$ 250 million), due to the following factors:

(i)         Increase of 217.2% (R$ 165 million) in the cost of energy purchased in the short term and Proinfa;

(ii)        Increase of 17.4% (R$ 106 million) in the cost of energy from Itaipu, due to the increase of 24.3% in the average purchase price (from R$ 208.50/MWh in 2Q17 to R$ 259.09/MWh in 2Q18), partially offset by the reduction of 5.5% (161 GWh) in the volume of purchased energy;

Partially offset by:

(iii)       Increase of 5.6% (R$ 17 million) in PIS and Cofins tax credit (cost reducer), generated from the energy purchase;

(iv)      Reduction of 0.2% (R$ 4 million) in the cost of energy purchased in the regulated environment and bilateral contracts, due to the reduction of 11.8% (1,350 GWh) in the volume of purchased energy, partially offset by the increase of 13.2% in the average purchase price (from R$ 225.25/MWh in 2Q17 to R$ 254.93/MWh in 2Q18).

•           Charges for the use of the transmission and distribution system reached R$ 660 million in 2Q18, representing an increase of 246.4% (R$ 469 million), due to the following factors:

(i)         Increase of 144.1% (R$ 329 million) in charges for basic network;

(ii)        Expense of R$ 69 million in 2Q18, related to the Energy Reserve Charges – EER;

(iii)       Variation of R$ 59 million in the System Service Usage Charges – ESS (cost reducer), from a revenue of R$ 66 million in 2Q17 to a revenue of R$ 7 million in 2Q18;

(iv)      Increase of 318.4% (R$ 50 million) in the Itaipu transmission charges;

(v)       Increase of 33.3% (R$ 9 million) in connection  charges;

(vi)      Increase of 16.1% (R$ 1 million) in the usage of the distribution system charges

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Partially offset by:

(vii)     Increase of 228.8% (R$ 47 million) in PIS and Cofins tax credit (cost reducer), generated from the charges.

In 1H18, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 7,324 million, representing an increase of 22.9% (R$ 1,363 million):

•           The cost of electric power purchased for resale was R$ 5,977 million in 1H18, representing an increase of 6.8% (R$ 381 million), due to the following factors:

(i)     Increase of 981.8% (R$ 1,513 million) in the cost of energy purchased in the short term and Proinfa;

(ii)    Increase of 9.1% (R$ 107 million) in the cost of energy from Itaipu, due to the increase of 15.7% in the average purchase price (from R$ 200.22/MWh in 1H17 to R$ 231.60/MWh in 1H18), partially offset by the reduction of 5.7% (330 GWh) in the volume of purchased energy;

Partially offset by:

(iii)   Reduction of 25.3% (R$ 1,223 million) in the cost of energy purchased in the regulated environment and bilateral contracts, due to the reductions of 2.1% in the average purchase price (from R$ 207.76/MWh in 1H17 to R$ 203.41/MWh in 1H18) and of 23.7% (5,516 GWh) in the volume of purchased energy;

(iv)   Increase of 2.6% (R$ 15 million) in PIS and Cofins tax credit (cost reducer), generated from the energy purchase.

•           Charges for the use of the transmission and distribution system reached R$ 1,347 million in 1H18, representing an increase of 269.2% (R$ 982 million), due to the following factors:

(i)     Increase of 142.7% (R$ 650 million) in charges for basic network;

(ii)    Variation of R$ 188 million in the System Service Usage Charges – ESS, from a revenue of R$ 149 million in 1H17 to an expense of R$ 40 million in 1H18;

(iii)   Expense of R$ 135 million in 1H18, related to the Energy Reserve Charges – EER;

(iv)   Increase of 318.0% (R$ 97 million) in the Itaipu transmission charges;

(v)    Increase of 21.2% (R$ 11 million) in connection  charges;

Partially offset by:

(vi)   Increase of 252.7% (R$ 99 million) in PIS and Cofins tax credit (cost reducer), generated from the charges.

11.1.1.4) Operating Costs and Expenses

Operating costs and expenses reached R$ 1,208 million in 2Q18, compared to R$ 1,307 million in 2Q17, a reduction of 7.6% (R$ 99 million). In 1H18, operating costs and expenses reached R$ 2,346 million, compared to R$ 2,506 million in 1H17, a reduction of 6.4% (R$ 161 million).

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The factors that explain these variations follow below:

PMSO

Reported PMSO (R$ million)
	2Q18	2Q17	Variation		1H18	1H17	Variação
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(231)	(230)	(1)	0.4%	(455)	(454)	(1)	0.2%
Material	(42)	(42)	(0)	0.3%	(82)	(81)	(1)	1.4%
Outsourced Services	(210)	(212)	2	-1.1%	(416)	(407)	(10)	2.4%
Other Operating Costs/Expenses	(126)	(161)	35	-21.6%	(220)	(323)	102	-31.7%
Allowance for doubtful accounts	(42)	(39)	(3)	7.0%	(68)	(86)	18	-21.0%
Legal, judicial and indemnities expenses	(29)	(55)	26	-47.4%	(40)	(101)	60	-59.9%
Others	(55)	(66)	11	-16.9%	(112)	(136)	24	-17.4%
Total Reported PMSO	(608)	(644)	36	-5.6%	(1,173)	(1,263)	90	-7.1%

In 2Q18, PMSO reached R$ 608 million, a reduction of 5.6% (R$ 36 million), compared to R$ 644 million in 2Q17.

Personnel – increase of 0.4% (R$ 1 million);

Material – increase of 0.3% (R$ 0.1 million);

Third party services – reduction of 1.1% (R$ 2 million), mainly due to the reductions in the following items: other outsourced services (R$ 10 million), maintenance in machinery and equipment (R$ 4 million), and re notification, cut and reconnection (R$ 3 million); partially offset by the increases in maintenance services in lines, network and substations (R$ 4 million), meter reading and use (R$ 3 million), tree pruning (R$ 3 million), outsourced services (R$ 2 million) and transports (R$ 2 million);

Other operating costs/expenses – reduction of 21.6% (R$ 35 million), due to the reductions in the following items: (a) legal and judicial expenses (R$ 26 million), (b) compensation for non-compliance with technical indicators (R$ 9 million), which as from January 2018 was classified under Other Revenues and (c) and other costs/expenses (R$ 2 million); partially offset by the increase in the allowance for doubtful accounts (R$ 3 million).

In 1H18, PMSO reached R$ 1,173 million, a reduction of 7.1% (R$ 90 million), compared to R$ 1,263 million in 1H17.

Personnel – increase of 0.2% (R$ 1 million);

Material – increase of 1.4% (R$ 1 million);

Third party services – increase of 2.4% (R$ 10 million), mainly due to the increases in the following items: maintenance services in lines, network and substations (R$ 11 million), tree pruning (R$ 7 million), meter reading and use (R$ 5 million), outsourced services (R$ 4 million), audit and consulting (R$ 2 million) and transports (R$ 2 million); partially offset by the reductions in other outsourced services (R$ 12 million), maintenance in machinery and equipment (R$ 5 million), re notification, cut and reconnection (R$ 3 million) and Call Center (R$ 2 million);

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Other operating costs/expenses – reduction of 31.7% (R$ 102 million), due to the reductions in the following items: (a) legal and judicial expenses (R$ 60 million), (b) compensation for non-compliance with technical indicators (R$ 27 million), which as from January 2018 was classified under Other Revenues and (c) allowance for doubtful accounts (R$ 18 million); partially offset by the increase in other costs/expenses (R$ 3 million).

Other operating costs and expenses

In 2Q18, other operating costs and expenses reached R$ 599 million, compared to R$ 662 million in 2Q17, registering a reduction of 9.5% (R$ 63 million), with the variations below:

            (i)       Reduction of 19.4% (R$ 89 million) in cost of building the concession´s infrastructure. This item, which reached R$ 370 million in 2Q18, does not affect results, since it has its counterpart in “operating revenue”;

           (ii)       Reduction of 20.0% (R$ 6 million) in Private Pension Fund item, due to the registration of the impacts of the 2018 actuarial report;

          (iii)       Reduction of 7.8% (R$ 1 million) in Amortization of Intangible of Concession Asset item;

Partially offset by:

         (iv)       Increase of 20.2% (R$ 32 million) in Depreciation and Amortization item.

In 1H18, other operating costs and expenses reached R$ 1,172 million, compared to R$ 1,243 million in 1H17, registering a reduction of 5.7% (R$ 70 million), with the variations below:

          (v)       Reduction of 11.6% (R$ 97 million) in cost of building the concession´s infrastructure. This item, which reached R$ 370 million in 1H18, does not affect results, since it has its counterpart in “operating revenue”;

         (vi)       Reduction of 21.0% (R$ 12 million) in Private Pension Fund item, due to the registration of the impacts of the 2018 actuarial report;

        (vii)       Reduction of 7.8% (R$ 2 million) in Amortization of Intangible of Concession Asset item;

Partially offset by:

       (viii)       Increase of 12.7% (R$ 41 million) in Depreciation and Amortization item.

11.1.1.5) EBITDA

EBITDA totaled R$ 768 million in 2Q18, compared to R$ 452 million in 2Q17, an increase of 69.6% (R$ 315 million). In 1H18, EBITDA totaled R$ 1,560 million, compared to R$ 1,078 million in 1H17, an increase of 44.7% (R$ 482 million).

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Conciliation of Net Income and EBITDA (R$ million)
	2Q18	2Q17	Var.	1H18	1H17	Var.
Net income	324	58	456.5%	644	224	188.2%
Depreciation and Amortization	207	176		388	350
Financial Results	47	166		151	347
Income Tax /Social Contribution	190	53		377	158
EBITDA	768	452	69.6%	1,560	1,078	44.7%

11.1.1.6) Financial Result

Financial Result (R$ Million)
	2Q18	2Q17	Var.	1H18	1H17	Var.
Revenues
Income from Financial Investments	14	69	-80.4%	38	148	-74.3%
Additions and Late Payment Fines	63	69	-8.4%	131	141	-6.8%
Fiscal Credits Update	2	1	87.0%	3	2	77.4%
Judicial Deposits Update	8	13	-35.9%	17	26	-34.8%
Monetary and Foreign Exchange Updates	11	5	136.0%	29	18	61.4%
Discount on Purchase of ICMS Credit	12	3	328.9%	19	6	228.6%
Sectoral Financial Assets Update	15	1	1231.2%	22	1	1874.2%
PIS and COFINS - over Other Financial Revenues	(9)	(10)	-8.9%	(18)	(20)	-11.5%
Others	7	13	-44.3%	18	20	-9.9%
Total	122	163	-25.0%	259	340	-24.0%

Expenses
Debt Charges	(148)	(169)	-12.5%	(293)	(348)	-16.0%
Monetary and Foreign Exchange Updates	(6)	(120)	-95.4%	(81)	(248)	-67.4%
(-) Capitalized Interest	4	4	-10.2%	8	9	-14.7%
Sectoral Financial Liabilities Update	2	(23)	-	(3)	(50)	-95.0%
Others	(21)	(21)	2.0%	(42)	(50)	-16.3%
Total	(169)	(329)	-48.6%	(410)	(688)	-40.4%

Financial Result	(47)	(166)	-71.9%	(151)	(347)	-56.4%

In 2Q18, the net financial result recorded a net financial expense of R$ 47 million, a reduction of 71.9% (R$ 119 million). The items explaining these changes are as follows:

•        Financial Revenue: reduction of 25.0% (R$ 41 million), from R$ 163 million in 2Q17 to R$ 122 million in 2Q18, mainly due to the following factors:

            (i)       Reduction of 80.4% (R$ 56 million) in the income from financial investments, due to the lower average balance of investments and the fall of CDI interbank rate;

           (ii)       Reduction of 8.4% (R$ 6 million) in late payment interest and fines;

          (iii)       Reduction of 44.3% (R$ 6 million) in other financial revenues;

         (iv)       Reduction of 35.9% (R$ 5 million) in adjustments for inflation of escrow deposits;

Partially offset by:

          (v)       Increase of 1231.2% (R$ 14 million) in sectoral financial assets update;

         (vi)       Increase of 328.9% (R$ 9 million) in the discount on purchase of ICMS credit;

        (vii)       Increase of 136.0% (R$ 6 million) in adjustments for inflation and exchange rate changes, due to the increase of R$ 7 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; partially offset by the reduction of R$ 1 million in other adjustments for inflation and exchange rate changes;

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       (viii)       Increase of 87.0% (R$ 1 million) in fiscal credits update;

         (ix)       Reduction of 8.9% (R$ 1 million) in PIS and Cofins on financial revenues (revenue reducer).

•        Financial Expense: reduction of 48.6% (R$ 160 million), from R$ 329 million in 2Q17 to R$ 169 million in 2Q18, mainly due to the following factors:

            (i)       Reduction of 95.4% (R$ 114 million) in adjustments for inflation and exchange rate changes, due to: (a) the reduction of debt charges in foreign currency, with swap to CDI interbank rate (R$ 96 million); (b) the effect of exchange variation in Itaipu invoices (R$ 15 million); and (c) other adjustments for inflation and exchange rate changes (R$ 3 million);

           (ii)       Variation R$ 25 million in the sectoral financial liabilities update, from a revenue of R$ 23 million in 2Q17 to an expense of R$ 2 million in 2Q18;

          (iii)       Reduction of 12.5% (R$ 21 million) in interest on debt in local currency.

In 1H18, the net financial result recorded a net financial expense of R$ 151 million, a reduction of 56.4% (R$ 196 million). The items explaining these changes are as follows:

•        Financial Revenue: reduction of 24.0% (R$ 82 million), from R$ 340 million in 1H17 to R$ 259 million in 1H18, mainly due to the following factors:

            (i)       Reduction of 74.3% (R$ 110 million) in the income from financial investments, due to the lower average balance of investments and the fall of CDI interbank rate;

           (ii)       Reduction of 6.8% (R$ 10 million) in late payment interest and fines;

          (iii)       Reduction of 34.8% (R$ 9 million) in adjustments for inflation of escrow deposits;

         (iv)       Reduction of 9.9% (R$ 2 million) in other financial revenues;

Partially offset by:

          (v)       Increase of 1874.2% (R$ 21 million) in sectoral financial assets update;

         (vi)       Increase of 228.6% (R$ 13 million) in the discount on purchase of ICMS credit;

        (vii)       Increase of 61.4% (R$ 11 million) in adjustments for inflation and exchange rate changes, due to the increases: (a) of R$ 10 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; and (b) of R$ 1 million in the adjustment of the balance of tariff subsidies, as determined by Aneel;

       (viii)       Reduction of 11.5% (R$ 2 million) in PIS and Cofins on financial revenues (revenue reducer);

         (ix)       Increase of 77.4% (R$ 1 million) in fiscal credits update.

•        Financial Expense: reduction of 40.4% (R$ 278 million), from R$ 688 million in 1H17 to R$ 410 million in 1H18, mainly due to the following factors:

            (i)       Reduction of 67.4% (R$ 167 million) in adjustments for inflation and exchange rate changes, due to: (a) the reduction of debt charges in foreign currency, with swap to CDI interbank rate (R$ 173 million); and (b) the effect of exchange variation in Itaipu invoices (R$ 7 million); partially offset by (c) other adjustments for inflation and exchange rate changes (R$ 13 million);

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           (ii)       Reduction of 16.0% (R$ 56 million) in interest on debt in local currency;

          (iii)       Reduction of 95.0% (R$ 48 million) in the sectoral financial liabilities update;

         (iv)       Reduction of 16.3% (R$ 8 million) in other financial expenses;

Partially offset by:

          (v)       Reduction of 14.7% (R$ 1 million) in capitalized interest (expense reducer).

11.1.1.7) Net Income

Net Income totaled R$ 324 million in 2Q18, compared to R$ 58 million in 2Q17, an increase of 456.5% (R$ 266 million). In 1H18, Net Income totaled R$ 644 million, compared to R$ 224 million in 1H17, an increase of 188.2% (R$ 421 million).

11.1.2) Tariff Events

Reference dates

Tariff Process Dates
Distributor	Date
CPFL Santa Cruz	March 22nd*
CPFL Paulista	April 8th
RGE Sul	April 19th
RGE	June 19th
CPFL Piratininga	October 23rd

Tariff Revision
Distributor	Periodicity	Next Revision	Cycle
CPFL Piratininga	Every 4 years	October 2019	5th PTRC
CPFL Santa Cruz	Every 5 years	March 2021*	5th PTRC
CPFL Paulista	Every 5 years	April 2023	5th PTRC
RGE Sul	Every 5 years	April 2023	5th PTRC
RGE	Every 5 years	June 2023	5th PTRC

* In the Public Hearing 038/2015, held by Aneel, the revision dates have been changed to March 22. The date previously used for the adjustments of these distributors was February 3.

Annual tariff adjustments occurred in October 2017

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CPFL Piratininga
Ratifying Resolution	2,314
Adjustment	7.69%
Parcel A	6.78%
Parcel B	-0.45%
Financial Components	1.37%
Effect on consumer billings	17.28%
Date of entry into force	10/23/2017

Annual tariff adjustments occurred in March 2018¹

	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Ratifying Resolution	2,376	2,376	2,376	2,376	2,376
Adjustment	5.71%	5.71%	5.71%	5.71%	5.71%
Parcel A	5.92%	5.92%	5.92%	5.92%	5.92%
Parcel B	-1.51%	-1.51%	-1.51%	-1.51%	-1.51%
Financial Components	1.30%	1.30%	1.30%	1.30%	1.30%
Effect on consumer billings	5.32%	7.03%	21.15%	7.50%	3.40%
Date of entry into force	3/22/2018	3/22/2018	3/22/2018	3/22/2018	3/22/2018

¹Considering the merger of the concessions in 12/31/2017, the same percentage of adjustment was considered for all the concessions, but the effect on consumer billings is different for each one of the concessions.

Periodic tariff reviews occurred in 2018

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	CPFL Paulista	RGE Sul	RGE
Ratifying Resolution	2,381	2,385	2,401
Adjustment	12.68%	18.44%	21.27%
Parcel A	5.53%	6.79%	6.11%
Parcel B	3.14%	4.77%	9.45%
Financial Components	4.01%	6.88%	5.71%
Effect on consumer billings	16.90%	22.47%	20.58%
Date of entry into force	04/08/2018	04/19/2018	06/19/2018

4th Periodic Tariff Review Cycle	CPFL Paulista	RGE Sul	RGE
Date	Apr-18	Apr-18	Apr-18
Gross Regulatory Asset Base (A)	9,457	3,605	4,374
Depreciation Rate (B)	3.72%	3.87%	3.74%
Depreciation Quota (C = A x B)	352	140	164
Net Regulatory Asset Base (D)	5,193	2,389	3,032
Pre-tax WACC (E)	12.26%	12.26%	12.26%
Cost of Capital (F = D x E)	637	290	372
Special Obligations (G)	45	5	8
Regulatory EBITDA (H = C + F + G)	1,033	435	543
OPEX = CAOM + CAIMI (I)	1,245	438	523
Parcel B (J = H + I)	2,278	872	1,066
Productivity Index Parcel B ( K )	0.96%	0.98%	1.07%
Quality Incentive Mechanism ( L)	-0.17%	-0.71%	0.05%
Parcel B with adjusts (M = J * (K - L)	2,260	870	1,054
Other Revenues (N)	88	19	28
Adjusted Parcel B (O = M - N)	2,172	851	1,026
Parcel A (P)	7,785	2,653	2,816
Required Revenue (Q = O + P)	9,957	3,504	3,842

CPFL Paulista

On April 3, 2018, ANEEL approved the result of the fourth Periodic Tariff Review of distributor CPFL Paulista. The average effect to be perceived by the consumers is 16.90% and details can be found in the table above.

RGE Sul

On April 17, 2018, ANEEL approved the result of the fourth Periodic Tariff Review of distributor RGE Sul. The average effect to be perceived by the consumers was 22.47% and details can be found in the table above.

RGE

On June 19, 2018, ANEEL approved the result of the fourth Periodic Tariff Review of distributor RGE Sul. The average effect to be perceived by the consumers was 20.58% and details can be found in the table above.

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11.1.3) Operating Performance of Distribution

SAIDI and SAIFI

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The SAIDI (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The SAIFI (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

SAIDI and SAIFI Indicators
Distributor	SAIDI (hours)							SAIFI (interruptions)
	2014	2015	2016	2017	1Q18	2Q18	ANEEL[1]	2014	2015	2016	2017	1Q18	2Q18	ANEEL[1]
CPFL Paulista	6.92	7.76	7.62	7.14	6.90	6.50	7.38	4.87	4.89	5.00	4.94	4.76	4.46	6.33
CPFL Piratininga	6.98	7.24	8.44²	6.97	6.37	5.93	6.74	4.19	4.31	3.97²	4.45	4.13	3.61	5.82
RGE	18.77	15.98	14.44	14.16	13.74	13.46	11.48	9.14	8.33	7.56	7.74	7.09	6.71	8.50
RGE Sul	17.75	19.11	19.45	15.58	15.30	15.54	10.79	8.87	8.42	9.41	7.62	7.05	6.51	8.30
CPFL Santa Cruz - Grouping				6.13	5.80	5.61	8.75				5.04	5.26	4.98	7.88

Notes:

1)     2018 Regulatory Agency (ANEEL);

2)     In the previous disclosures, we reported a SAIDI of 6.97 and a SAIFI of 3.80 for CPFL Piratininga in 2016. This number excluded the effect of a CTEEP transmission failure during a storm. However, a decision by ANEEL determined that this effect was included in the SAIDI and SAIFI statistics, so that we corrected the values, as shown in the table.

RGE and RGE Sul have plans to improve SAIDI technical indicators. Among the actions, are part of the plan for 2018, Rural, Troncal and Urban pruning, treatment of major primary, secondary and damage recidivism, programming of services for testing and maintenance in substations and transmission lines, carry out termovision and ultrasound inspections in distribution networks, substations and transmission lines. In addition, part of the maintenance plan, improvements and extensions of the existing structure, with the forecast of exchanges of posts, capacity adjustment, modernization of substations, and installation of remote control and control equipment. This plan is part of a continuous improvement that is already under development. In addition to the significant investments being made, the significant reduction of these investments has already been observed.

The SAIFI indicator was kept below regulatory limits in all companies, reflecting the effectiveness of the maintenance performed and the constant investments in improvements and modernization carried out by CPFL.

Losses

Find below the performance of CPFL distribution companies throughout the last quarters:

12M Accumulated Losses[1]	Technical Losses						Non-Technical Losses						Total Losses
	2Q17	3Q17	4Q17	1Q18	2Q18	ANEEL[2]	2Q17	3Q17	4Q17	1Q18	2Q18	ANEEL[2]	2Q17	3Q17	4Q17	1Q18	2Q18	ANEEL[2]
CPFL Energia	6.25%	6.26%	6.28%	6.22%	6.21%	6.32%	2.83%	3.00%	2.84%	2.61%	2.77%	1.92%	9.08%	9.26%	9.12%	8.83%	8.99%	8.24%
CPFL Paulista	5.90%	5.86%	5.87%	5.78%	5.76%	6.32%	3.54%	3.67%	3.44%	3.16%	3.30%	1.98%	9.45%	9.53%	9.31%	8.93%	9.07%	8.30%
CPFL Piratininga	5.32%	5.38%	5.48%	5.50%	5.54%	5.52%	2.32%	2.35%	2.19%	2.22%	2.41%	1.43%	7.65%	7.73%	7.67%	7.72%	7.95%	6.95%
RGE	7.57%	7.62%	7.64%	7.42%	7.29%	6.76%	1.65%	1.80%	1.63%	1.38%	1.54%	2.52%	9.22%	9.41%	9.27%	8.79%	8.83%	9.28%
RGE Sul	6.92%	6.98%	7.03%	7.19%	7.29%	6.74%	3.13%	3.63%	3.65%	3.06%	3.25%	2.15%	10.05%	10.61%	10.68%	10.25%	10.54%	8.90%
Nova CPFL Santa Cruz	7.53%	7.49%	7.39%	7.24%	7.13%	7.14%	0.94%	1.29%	1.19%	1.41%	1.67%	0.44%	8.48%	8.78%	8.59%	8.65%	8.79%	7.59%

Notes:

1)     The figures above were adequate to a better comparison with the regulatory losses trajectory defined by the Regulatory Agency (ANEEL). In CPFL Piratininga, RGE and RGE Sul, high-voltage customers were disregarded;

2)     Regulatory targets for losses are defined in the periodic tariff revision (RTP) process. CPFL Paulista, RGE and RGE Sul are on the 3rd PTRC and other distributors are in 4th PTRC.

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The consolidated losses index of CPFL Energia was of 8.99% in 2Q18, compared to 8.83% in 1Q18, an increase of 0.16 p.p.  Compared to 2Q17 (9.08%), there was a reduction of 0.09 pp.

Find below how was performance of losses in low voltage market:

12M Accumulated Losses - LV1	Non-technical Losses / LV
	2Q17	3Q17	4Q17	1Q18	2Q18	ANEEL[2]
CPFL Paulista	8.36%	8.68%	8.12%	7.76%	8.09%	5.78%
CPFL Piratininga	6.40%	6.49%	6.05%	6.17%	6.71%	3.90%
RGE	4.04%	4.43%	4.01%	3.47%	3.87%	6.36%
RGE Sul	7.14%	8.33%	8.33%	7.06%	7.51%	4.90%
Nova CPFL Santa Cruz	2.07%	2.85%	2.62%	3.10%	3.69%	0.96%

Note:

1)     Regulatory targets for losses are defined in the periodic tariff revision (RTP) process. CPFL Paulista, RGE and RGE Sul are on the 3rd PTRC and other distributors are in 4th PTRC.

11.2) Commercialization and Services Segments

11.2.1) Commercialization Segment

Consolidated Income Statement - Commercialization (R$ Million)
	2Q18	2Q17	Var.	1H18	1H17	Var.
Net Operating Revenue	843	763	10.4%	1,553	1,384	12.2%
EBITDA(1)	31	35	-11.0%	39	75	-48.6%
Net Loss	16	18	-10.5%	16	35	-55.0%

Note:

(1)     EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 2Q18, net operating revenue reached R$ 843 million, representing an increase of 10.4% (R$ 80 million).

In 1H18, net operating revenue reached R$ 1,553 million, representing an increase of 12.2% (R$ 169 million).

EBITDA

In 2Q18, EBITDA totaled R$ 31 million, compared to R$ 35 million in 2Q17, a reduction of 11.0% (R$ 4 million).

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In 1H18, EBITDA totaled R$ 39 million, compared to R$ 75 million in 1H17, a reduction of 48.6% (R$ 37 million).

Net Income

In 2Q18, net income was R $ 16 million, compared to net income of R$ 18 million in 2Q17, a reduction of 10.5% (R$ 2 million).

In 1H18, net income was R $ 16 million, compared to net income of R$ 35 million in 1H17, a reduction of 55.0% (R$ 19 million).

11.2.2) Services Segment

Consolidated Income Statement - Services (R$ Million)
	2Q18	2Q17	Var.	1H18	1H17	Var.
Net Operating Revenue	128	117	8.7%	239	223	7.3%
EBITDA(1)	25	22	11.1%	48	40	18.5%
Net Income	14	14	-5.0%	27	25	6.3%

Note:

(1)     EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 2Q18, net operating revenue reached R$ 128 million, representing an increase of 8.7% (R$ 10 million).

In 1H18, net operating revenue reached R$ 239 million, representing an increase of 7.3% (R$ 16 million).

EBITDA

In 2Q18, EBITDA totaled R$ 25 million, compared to R$ 22 million in 2Q17, an increase of 11.1% (R$ 3 million).

In 1H18, EBITDA totaled R$ 48 million, compared to R$ 40 million in 1H17, an increase of 18.5% (R$ 7 million).

Net Income

In 2Q18, net income was R$ 14 million, representing a reduction of 5% in relation to 2Q17.

In 1H18, net income was R$ 27 million, compared to R$ 25 million in 1H17, an increase of 6.3% (R$ 2 million).

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11.3) Conventional Generation Segment

11.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (R$ million)
	2Q18	2Q17	Var.	1H18	1H17	Var.
Gross Operating Revenue	297	318	-6.4%	605	643	-6.0%
Net Operating Revenue	271	290	-6.7%	552	589	-6.3%
Cost of Electric Power	(17)	(28)	-39.9%	(35)	(50)	-29.2%
Operating Costs & Expenses	(54)	(67)	-20.1%	(107)	(159)	-32.5%
EBIT	200	194	2.8%	409	380	7.6%
EBITDA	299	308	-2.9%	624	603	3.4%
Financial Income (Expense)	(75)	(102)	-26.5%	(143)	(203)	-29.6%
Income Before Taxes	194	175	10.4%	421	340	23.7%
Net Income	155	144	7.6%	337	281	19.9%

Nota:

(1)     EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

11.3.1.1) Operating Revenue

In the analysis presented in this report we consider the migration of the transmission companies CPFL Piracicaba and CPFL Morro Agudo from “Others” to “Conventional Generation” segment.

In 2Q18, Gross Operating Revenue reached R$ 297 million, a reduction of 6.4% (R$ 20 million) in relation to 2Q17. Net Operating Revenue was of R$ 271 million, registering a reduction of 6.7% (R$ 19 million).

The main factors that affected the net operating revenue are:

  Other operating revenues: reduction of R$ 11 million, with the main impact the reduction of revenue with the agreement of GSF reimbursement;
  Reduction in SEMESA’s assured energy by 5% (R$ 7 million);
  Effect resulting from the consolidation of transmission companies, with the reduction of R$ 3 million in the Revenue from Construction of Concession Infrastructure;
  Reduction of R$ 1 million in the revenue with the power supply from CPFL Centrais Geradoras;

Partially offset by:

  Increase of 2.6% (R$ 2 million) in the revenue from the plants of Rio das Antas Complex (CERAN).

In 1H18, Gross Operating Revenue reached R$ 605 million, a reduction of 6.0% (R$ 38 million) in relation to 1H17. Net Operating Revenue was of R$ 552 million, registering a reduction of 6.3% (R$ 37 million). The main factor contributing to the reduction in net operating revenue was the effect of the consolidation of the transmission companies, with the reduction of R$ 41 million in the Revenue from Construction of Concession Infrastructure. This effect was partially offset by the variation in other operating revenues, with an increase of R$ 3 million, mainly due to the impact of GSF reimbursement related to previous periods.

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11.3.1.2) Cost of Electric Power

In the analysis presented in this report we consider the migration of the transmission companies CPFL Piracicaba and CPFL Morro Agudo from “Others” to “Conventional Generation” segment.

In 2Q18, the cost of electric power reached R$ 17 million, a reduction of 39.9% (R$ 11 million), when compared to 2Q17, due mainly to the following factors:

•         Reduction of 53.5% (R$ 12 million) in the cost with Electric Energy Purchased for Resale, mainly due to the following factors:

            (i)        In CPFL Geração, reduction in the cost with the purchase of energy (R$ 18 million), mainly due to the reduction in the average purchase price of the energy from BAESA (R$ 8 million), combined with the gain with reimbursement of the GSF agreement (R$ 11 million);

Partially offset by:

           (ii)        Increase of R$ 6 million in the energy costs from the plants of Rio das Antas Complex (CERAN), due to the increase in the volume of energy purchased, together with an increase in the average price, as a result of the higher spot price (PLD).

•         Increase of 4.8% (R$ 0.3 million) in the cost with Charges for the Use of the Transmission and Distribution System.

In 1H18, the cost of electric power reached R$ 35 million, a reduction of 29.2% (R$ 15 million), when compared to 1H17, due mainly to the following factors:

•         Reduction of 41.2% (R$ 15 million) in the cost with Electric Energy Purchased for Resale, mainly due to the following factors:

                    (i)        In CPFL Geração, reduction in the cost with the purchase of energy (R$ 25 million), mainly due to the reduction in the average purchase price of the energy from BAESA, combined with the gain with reimbursement of the GSF agreement;

                   (ii)        Reduction of R$ 2 million in the cost with energy from CPFL Centrais Geradoras;

Partially offset by:

                  (iii)        Increase of R$ 8 million in the energy costs from the plants of Rio das Antas Complex (CERAN), due to the increase in the volume of energy purchased, together with an increase in the average price, as a result of the higher spot price (PLD);

                 (iv)        Increase of $ 4 million in the cost with energy from Paulista Lajeado.

•         Increase of 4.3% (R$ 1 million) in the cost with Charges for the Use of the Transmission and Distribution System.

11.3.1.3) Operating Costs and Expenses

In the analysis presented in this report we consider the migration of the transmission companies CPFL Piracicaba and CPFL Morro Agudo from “Others” to “Conventional Generation” segment.

Operating costs and expenses reached R$ 54 million in 2Q18, compared to R$ 67 million in 2Q17, a reduction of 20.1% (R$ 14 million). In 1H18, operating costs and expenses reached R$ 107 million, compared to R$ 159 million in 1H17, a reduction of 32.5% (R$ 52 million).

The factors that explain these variations follow:

PMSO

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PMSO (R$ million)
	2Q18	2Q17	Variation	1H18	1H17	Variation
			%			%
PMSO
Personnel	9	10	-12.3%	17	20	-12.6%
Material	1	1	-14.2%	1	1	4.0%
Outsourced Services	6	9	-39.1%	10	15	-28.7%
Other Operating Costs/Expenses	8	10	-16.7%	17	19	-9.9%
GSF Risk Premium	2	2	0.0%	4	4	-
Others	7	8	-20.3%	13	15	-12.3%
Total PMSO	23	30	-22.1%	46	55	-15.6%

PMSO item reached R$ 23 million in 2Q18, compared to R$ 30 million in 2Q17, registering a reduction of 22.1% (R$ 7 million), due to the following factors:

         (i)       Reduction of 12.3% (R$ 1 million) in expenses with Personnel;

        (ii)       Reduction of 14.2% (R$ 0.1 million) in expenses with Material;

       (iii)       Reduction of 39.1% (R$ 4 million) in expenses with Outsourced Services;

      (iv)       Reduction of 16.7% (R$ 2 million) in Other Operating Costs/Expenses.

In 1H18, PMSO reached R$ 46 million, compared to R$ 55 million in 1H17, registering a reduction of 15.6% (R$ 9 million), due to the following factors:

         (i)       Reduction of 12.6% (R$ 3 million) in expenses with Personnel;

        (ii)       Reduction of 28.7% (R$ 4 million) in expenses with Outsourced Services;

       (iii)       Reduction of 9.9% (R$ 2 million) in Other Operating Costs/Expenses;

Partially offset by:

      (iv)       Increase of 4.0% (R$ 0.1 million) in expenses with Material.

Other operating costs and expenses

Other operating costs and expenses reached R$ 31 million in 2Q18, compared to R$ 38 million in 2Q17, registering a reduction of 18.4% (R $ 7 million), explained by the variations below:

         (i)       Reduction of 97.6% (R$ 7 million) in Costs from Construction of Concession Infrastructure (CPFL Piracicaba and CPFL Morro Agudo);

        (ii)       Reduction of 24.9% (R$ 0.1 million) in Private Pension Fund.

In 1H18, other operating costs and expenses reached R $ 61 million, compared to R $ 104 million in 1H17, registering a reduction of 41.3% (R $ 43 million), explained by the variations below:

         (i)       Reduction of 99.4% (R$ 43 million) in Costs from Construction of Concession Infrastructure (CPFL Piracicaba and CPFL Morro Agudo);

        (ii)       Reduction of 24.9% (R$ 0.3 million) in Private Pension Fund.

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11.3.1.4) Equity Income

Equity Income (R$ Million)
	2Q18	2Q17	Var. R$	Var. %	1H18	1H17	Var. R$	Var. %
Projects
Barra Grande HPP	(0)	2	(3)	100.0%	3	4	(1)	-25.1%
Campos Novos HPP	21	28	(7)	-26.2%	48	62	(14)	-22.7%
Foz do Chapecó HPP	29	35	(6)	-16.6%	60	60	(0)	-0.6%
Epasa TPP	19	18	2	9.2%	44	37	7	18.6%
Total	69	83	(14)	-17.1%	154	163	(9)	-5.3%

In 2Q18, Equity Income result reached R$ 69 million, compared to R$ 83 million in 2Q17, a reduction of 17.1% (R$ 14 million).

In 1H18, Equity Income result reached R$ 154 million, compared to R$ 163 million in 1H17, a reduction of 5.3% (R$ 9 million).

Equity Income (R$ Million)
EPASA	2Q18	2Q17	Var. R$	Var. %	1H18	1H17	Var. R$	Var. %

Net Revenue	53	64	(11)	-17.1%	146	153	(7)	-4.3%
Operating Costs / Expenses	(25)	(35)	11	-29.8%	(83)	(94)	11	-12.1%
Deprec. / Amortization	(5)	(4)	(0)	7.5%	(9)	(9)	(1)	7.5%
Net Financial Result	(2)	(2)	0	-12.9%	(3)	(3)	(0)	4.2%
Income Tax	(2)	(4)	1	-34.0%	0	(1)	1	-160.9%
Net Income	19	18	2	9.2%	44	37	7	18.6%

Equity Income (R$ Million)
FOZ DO CHAPECO	2Q18	2Q17	Var. R$	Var. %	1H18	1H17	Var. R$	Var. %

Net Revenue	108	103	5	4.7%	215	207	7	3.5%
Operating Costs / Expenses	(25)	(19)	(6)	32.5%	(49)	(42)	(7)	17.4%
Deprec. / Amortization	(16)	(16)	(0)	0.3%	(32)	(32)	1	-2.0%
Net Financial Result	(32)	(11)	(22)	208.3%	(44)	(22)	(23)	106.0%
Income Tax	(15)	(18)	3	-16.0%	(12)	(15)	3	-19.1%
Net Income	29	35	(6)	-16.6%	60	60	(0)	-0.6%

Equity Income (R$ Million)
BAESA	2Q18	2Q17	Var. R$	Var. %	1H18	1H17	Var. R$	Var. %

Net Revenue	15	16	(1)	-8.7%	31	30	1	2.9%
Operating Costs / Expenses	(10)	(8)	(2)	19.3%	(15)	(14)	(0)	2.8%
Deprec. / Amortization	(3)	(3)	0	-0.5%	(6)	(6)	0	0.0%
Net Financial Result	(5)	(1)	(5)	555.9%	(6)	(1)	(4)	301.5%
Income Tax	0	(1)	1	-111.7%	3	2	1	82.7%
Net Income	(0)	2	(3)	-113.8%	3	4	(1)	-25.1%

Equity Income (R$ Million)
ENERCAN	2Q18	2Q17	Var. R$	Var. %	1H18	1H17	Var. R$	Var. %

Net Revenue	65	71	(6)	-8.3%	134	141	(7)	-5.2%
Operating Costs / Expenses	(22)	(24)	2	-7.2%	(37)	(38)	1	-2.1%
Deprec. / Amortization	(6)	(6)	0	-6.4%	(12)	(13)	1	-4.5%
Net Financial Result	(5)	2	(8)	-328.5%	(10)	5	(15)	-317.8%
Income Tax	(11)	(15)	4	-28.0%	(8)	(12)	4	-35.1%
Net Income	21	28	(7)	-26.2%	48	62	(14)	-22.7%

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11.3.1.5) EBITDA

In 2Q18, EBITDA was of R$ 299 million, compared to R$ 308 million in 2Q17, a reduction of 2.9% (R$ 9 million).

In 1H18, EBITDA was of R$ 624 million, compared to R$ 603 million in 1H17, an increase of 3.4% (R$ 21 million).

Conciliation of Net Income and EBITDA (R$ million)
	2Q18	2Q17	Var.	1H18	1H17	Var.
Net Income	155	144	7.6%	337	281	19.9%
Depreciation and Amortization	30	30		61	60
Financial Result	75	102		143	203
Income Tax /Social Contribution	38	31		83	59
EBITDA	299	308	-2.9%	624	603	3.4%

11.3.1.6) Financial Result

Financial Result (R$ Million)
	2Q18	2Q17	Var.	1H18	1H17	Var.
Revenues
Income from Financial Investments	14	21	-31.5%	29	56	-48.4%
Adjustment for inflation and exchange rate changes	(4)	(6)	-25.9%	0	11	-99.2%
Interest on loan agreements	4	-	100.0%	4	-	0.0%
PIS and COFINS on other finance income	(1)	(1)	5.5%	(2)	(3)	-32.7%
Others	3	0	100.0%	5	0	3788.8%
Total	16	14	13.0%	37	65	-43.6%

Expenses
Interest on debts	(67)	(97)	-31.2%	(131)	(213)	-38.3%
Adjustment for inflation and exchange rate changes	(18)	(17)	-2.6%	(37)	(49)	-23.2%
Use of Public Asset	(5)	(0)	100.0%	(8)	(4)	134.0%
Others	(2)	(1)	21.8%	(2)	(3)	-22.7%
Total	(91)	(116)	-21.7%	(179)	(268)	-33.0%

Financial Result	(75)	(102)	-26.5%	(143)	(203)	-29.6%

In 2Q18, the financial result was a net expense of R$ 75 million, representing a reduction of 26.5% (R$ 27 million), compared to net financial expenses of R$ 102 million registered in 2Q17.

•         Financial Revenues moved from R$ 14 million in 2Q17 to R$ 16 million in 2Q18, an increase of 13.0% (R$ 2 million), due to:

✓  Revenue of R$ 4 million in 2Q18, related to interest on loan agreements;

✓  Increase of R$ 3 million in other financial income;

✓  Reduction of R$ 2 million (73.7%) in monetary and foreign exchange updates,  mainly due to the effect of the zero-cost collar derivative2, from a gain of R$ 10 million in 2Q17 to a loss of R$ 7 million in 2Q18;

2 In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

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Partially offset by:

✓  Reduction of  31.5% (R$ 7 million) related to income from financial investments;

✓  Increase of 5.5% (R$ 0.1 million) in PIS and COFINS over other financial revenue (revenue reducer);

•         Financial Expenses moved from R$ 116 million in 2Q17 to R$ 91 million in 2Q18, a reduction of 21.7% (R$ 25 million), due to:

✓  Reduction of 31.2% (R$ 30 million) in debt charges, mainly due to the reduction in the CDI interbank rate (1.6% in 2Q18 vs. 2.6% in 2Q17);

Partially offset by:

✓  Increase of R$ 4 million in the financial expenses with the Use of Public Asset (UBP);

✓  Increase of 2.6% (R$ 0.4 million) in monetary and foreign exchange updates;

✓  Increase of 21.8% (R$ 0.3 million) in other financial expenses.

In 1H18, the financial result was a net expense of R$ 143 million, representing a reduction of 29.6% (R$ 60 million), compared to net financial expenses of R$ 203 million registered in 1H17.

•         Financial Revenues moved from R$ 65 million in 1H17 to R$ 37 million in 1H18, a reduction of 43.6% (R$ 28 million), due to:

✓  Reduction of 48.4% (R$ 27 million) in income from financial investments;

✓  Reduction of 99.2% (R$ 11 million) in monetary and foreign exchange updates, mainly due to the effect of the zero-cost collar derivative;

Partially offset by:

✓  Increase of R$ 5 million in other financial income;

✓  Revenue of R$ 4 million related to Interest on loan agreements;

✓  Reduction of 32.7% (R$ 1 million) in PIS and COFINS over other financial revenue (revenue reducer);

•         Financial Expenses moved from R$ 268 million in 1H17 to R$ 179 million in 1H18, a reduction of 33.0% (R$ 89 million), due to:

✓  Reduction of 38.3% (R$ 81 million) in debt charges, mainly due to the reduction in the CDI interbank rate;

✓  Reduction of 23.2% (R$ 11 million) in monetary and foreign exchange updates;

✓  Reduction of 22.7% (R$ 1 million) in other financial expenses;

Partially offset by:

✓  Increase of 134.0% (R$ 5 million) in the financial expenses with the Use of Public Asset (UBP).

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11.3.1.7) Net Income

In 2Q18, net income was of R$ 155 million, compared to a net income of R$ 144 million in 2Q17, an increase of 7.6% (R$ 11 million).

In 1H18, net income was of R$ 337 million, compared to a net income of R$ 281 million in 1H17, an increase of 19.9% (R$ 56 million).

11.4) CPFL Renováveis

11.4.1) Economic-Financial Performance

Income Statement - CPFL Renováveis ( R$ Million)
	2Q18	2Q17	Var. %	1H18	1H17	Var. %
Gross Operating Revenue	437	434	0.7%	843	826	2.1%
Net Operating Revenue	415	412	0.7%	799	783	2.0%
Cost of Electric Power	(82)	(87)	-6.1%	(152)	(141)	8.4%
Operating Costs & Expenses	(232)	(255)	-9.0%	(475)	(487)	-2.4%
EBIT	101	70	44.4%	171	156	10.0%
EBITDA (1)	256	223	14.7%	484	459	5.2%
Financial Income (Expense)	(119)	(128)	-7.0%	(248)	(256)	-3.1%
Income Before Taxes	(18)	(58)	-69.2%	(77)	(100)	0.0%
Net Income	(37)	(72)	-49.1%	(109)	(126)	-13.8%

Note:

(1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

11.4.1.1) Operating Revenue

In 2Q18, Gross Operating Revenue reached R$ 437 million, representing an increase of 0.7% (R$ 3 million). Net Operating Revenue reached R$ 415 million, representing an increase of 0.7% (R$ 3 million), mainly due to the following factors:

Wind Source:

(i)            Increase of R$ 27 million in revenue from wind farms, mainly due to: a) the positive effect of R$ 24 million in 2Q18 of the new energy auction through Surplus and Deficit Offset Mechanism (MCSD), since the contract price in the free market was higher than the contract price in the regulated market for the eight wind farms that participated in the auction; and b) the commercial startup of the Pedra Cheirosa wind complex, in the amount of R$ 13 million; partially offset by the lower generation of the wind complexes of Ceará (complexes that were operated by Suzlon) and Rio Grande do Norte;

SHPPs Source and Holding Company:

(ii)           Reduction of R$ 26 million in revenue from SHPPs and the Holding Company, mainly due to the different strategic of seasonalization of physical guarantee of SHPPs between the periods. Additionally, the higher revenue in the Holding Company is basically due to the settlement of energy purchased to rebuild guarantees, which did not repeat in 2Q18;

Biomass:

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(iii)          Increase of R$ 2 million in revenue from biomass plants, mainly due to the seasonalization strategy of physical guarantee of biomasses and the positive settlement at CCEE due to higher generation of some plants.

In 1H18, Gross Operating Revenue reached R$ 843 million, representing an increase of 2.1% (R$ 17 million). Net Operating Revenue was of R$ 799 million, representing an increase of 2.0% (R$ 16 million), mainly due to the factors that impacted the quarter, combined with the adjustment in prices of contracts.

11.4.1.2) Cost of Electric Power

In 2Q18, cost of Electric Power totaled R$ 82 million, representing a reduction of 6.1% (R$ 5 million), as a result of the reduction of R$ 9 million in charges for the use of the system, mainly due to the positive effect of retroactive recovery of PIS and Cofins credits, partially offset by the increase of R$ 4 million in energy purchase cost, basically due to the recognition of R$ 4 million related to annual and four-year revisions of energy sale agreements of Santa Clara and Morro dos Ventos wind complexes in 2Q18.

In 1H18, cost of Electric Power totaled R$ 152 million, representing an increase of 8.4% (R$ 12 million), as a result of the increase of R$ 22 million in the cost of energy purchase, mainly due to the purchases to meet the short-term market needs and hedge, and to the recognition of R$ 4 million mentioned in the quarter, partially offset by the reduction of R$ 10 million in charges for the use of the system, mainly due to the positive effect, occurred in 2Q18, of retroactive recovery of PIS and Cofins credits.

11.4.1.3) Operating Costs and Expenses

Operating Costs and Expenses reached R$ 232 million in 2Q18, compared to R$ 255 million in 2Q17 representing a reduction of 9.0% (R$ 23 million). In 1H18, Operating Costs and Expenses reached R$ 475 million, compared to R$ 487 million in 1H17, a reduction of 2.4% (R$ 12 million).

The factors that explain these variations follow:

PMSO

PMSO (R$ million)
	2Q18	2Q17	Variation		1H18	1H17	Variation
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(26)	(23)	(3)	14.1%	(51)	(46)	(5)	11.5%
Material	(7)	(3)	(5)	181.2%	(17)	(7)	(9)	126.8%
Outsourced Services	(34)	(47)	13	-28.1%	(77)	(88)	11	-12.4%
Other Operating Costs/Expenses	(10)	(29)	19	-65.8%	(18)	(42)	24	-57.6%
GSF Risk Premium	(1)	(1)	1	-50.0%	(1)	(2)	1	-50.0%
Others	(9)	(28)	18	-66.5%	(17)	(40)	23	-58.1%
Total PMSO	(77)	(102)	24	-24.0%	(163)	(183)	20	-11.1%

The PMSO item reached R$ 77 million in 2Q18, compared to R$ 102 million in 2Q17, a reduction of 24.0% (R$ 24 million), due to: (a) the write-off of intangible assets at SHPP projects due to the uncertainty surrounding their implementation, in the amount of R$ 16 million in 2Q17; and (b) the retroactive recovery of PIS and Cofins credits; partially offset by the operational startup of the Pedra Cheirosa wind complex in June 2017.

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In 1H18, the PMSO item totaled R$ 163 million, compared to R$ 183 million in 1H17, a reduction of 11.1% (R $ 20 million), mainly due to items that impacted the quarter, partially offset by the increase in costs with materials, mainly due to the maintenance resulting from the internalization of O&M services of the farms in Ceará, and the operational startup of the Pedra Cheirosa wind complex.

11.4.1.4) EBITDA

In 2Q18, EBITDA was of R$ 256 million, compared to R$ 223 million in 2Q17, an increase of 14.7% (R$ 33 million). This result is mainly due to the retroactive recovery of PIS and Cofins credits from industry charges and MSO (Material, Services and Others) occurred in 2Q18 and the write-off of intangible assets at SHPPs projects due to the uncertainty surrounding their implementation, in the amount of R$ 16 million, occurred in 2Q17 (provision with no cash effect). These items were partially offset by the higher costs with energy purchase.

In 1H18, EBITDA was of R$ 484 million, compared to R$ 459 million in 1H17, an increase of 5.2% (R$ 24 million). This result is chiefly due to the higher net revenue, mainly driven by the operational startup of the Pedra Cheirosa wind complex, the retroactive recovery of PIS and Cofins credits from industry charges and MSO (Material, Services and Others) occurred in 2Q18 and the write-off of intangible assets of SHPPs projects due to the uncertainty surrounding their implementation, in the amount to R$ 16 million, occurred in 2Q17 (provision with no cash effect). These items were partially offset by the higher energy generation costs, especially costs with the purchase of energy to meet the exposures in the short-term market and hedge.

Conciliation of Net Income and EBITDA (R$ million)
	2Q18	2Q17	Var.	1H18	1H17	Var.
Net income	(37)	(72)	-49.1%	(109)	(126)	-13.8%
Amortization	154	153		312	304
Financial Results	119	128		248	256
Income Tax /Social Contribution	19	14		32	26
EBITDA	256	223	14.7%	484	459	5.2%

Other operating costs and expenses

Other operating costs and expenses, represented by depreciation and amortization accounts, reached R$ 154 million in 2Q18, compared to R$ 153 million in 2Q17, registering an increase of 1.1% (R$ 2 million). In 1H18, other operating costs and expenses totaled R$ 312 million, compared to R$ 304 million in 1H17, registering an increase of 2.8% (R$ 8 million). These variations are explained by the operational startup of the Pedra Cheirosa wind complex.

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11.4.1.5) Financial Result

Financial Result (Adjusted - R$ Million)
	2Q18	2Q17	Var.	1H18	1H17	Var.
Revenues
Income from Financial Investments	23	31	-24.5%	47	67	-30.1%
Late payment interest and fines	0	0	-91.7%	0	1	-97.5%
Judicial Deposits Update	1	0	944.9%	-	0	-100.0%
Monetary and Foreign Exchange Updates	0	0	-81.9%	0	0	-34.5%
PIS and COFINS - over Other Financial Revenues	(1)	(1)	-21.0%	(2)	(3)	-33.6%
Others	7	3	135.9%	14	6	124.1%
Total	30	33	-9.1%	60	72	-16.3%

Expenses
Debt Charges	(118)	(143)	-17.5%	(236)	(293)	-19.4%
Monetary and Foreign Exchange Updates	(12)	(15)	-17.0%	(30)	(36)	-17.1%
(-) Capitalized Interest	3	6	-52.8%	5	25	-79.8%
Others	(22)	(9)	143.6%	(47)	(23)	101.6%
Total	(149)	(161)	-7.4%	(308)	(328)	-6.0%
	-	-
Financial Result	(119)	(128)	-7.0%	(248)	(256)	-3.1%

Net financial result registered a net financial expense of R$ 119 million in 2Q18, a reduction of 7.0% (R$ 9 million). In 1H18, net financial result registered a net financial expense of R$ 248 million, a reduction of 3.1% (R$ 8 million).

Financial revenues totaled R$ 30 million in 2Q18, a reduction of 9.1% (R$ 3 million). In 1H18, financial revenues totaled R$ 60 million, a reduction of 16.3% (R$ 12 million). These variations are mainly explained by the lower average CDI interbank rate in the periods, partially offset by the revenue with the update of financial settlement in the CCEE.

Financial expenses totaled R$ 149 million in 2Q18, a reduction of 7.4% (R$ 12 million). In 1H18, financial expenses totaled R$ 308 million, a reduction of 6.0% (R$ 20 million). These variations are mainly explained by the fall in the average CDI interbank rate and the TJLP rate, partially offset by the increase in expenses of projects related to long-term funding and update on the GSF provision.

11.4.1.6) Net Income

In 2Q18, the net loss was of R$ 37 million, compared to the net loss of R$ 72 million in 2Q17. In 1H18, the net loss was of R$ 109 million, compared to the net loss of R$ 126 million in 1H17. This performance mainly reflects the improve of the EBITDA and the financial result.

11.4.2) Status of Generation Projects – 100% Participation

On the date of this report, the portfolio of projects of CPFL Renováveis (100% participation) totaled 2,103 MW of operating installed capacity and 30 MW of capacity under construction. The operational power plants comprises 39 Small Hydroelectric Power Plants – SHPPs (423 MW), 45 wind farms (1,309 MW), 8 biomass thermoelectric power plants (370 MW) and 1 solar power plant (1 MW). Still under construction there is 1 SHPP (30 MW).

Additionally, CPFL Renováveis owns wind, solar and SHPP projects under development totaling 2,574 MW.

The table below illustrates the overall portfolio of assets (100% participation) in operation, construction and development, and its installed capacity on this date.

Page 55 de 67

CPFL Renováveis - Portfolio (100% participation)
In MW	SHPP	Biomass	Wind	Solar	Total
Operating	423	370	1,309	1	2,103
Under construction	30	-	-	-	30
Under development	242	-	1,980	352	2,574
Total	695	370	3,289	353	4,707

Boa Vista II SHPP

The Boa Vista II SHPP, project located in the State of Minas Gerais, is scheduled to start operating in 1Q20. The installed capacity is of 29.9 MW and the physical guarantee is of 15.2 average-MW. Energy was sold through a long-term contract in the 2015 A-5 new energy auction (price: R$ 240.47/MWh – June of 2018).

Page 56 de 67

12) ATTACHMENTS

12.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	06/30/2018	12/31/2017	06/30/2017

CURRENT
Cash and Cash Equivalents	2,490,235	3,249,642	4,316,090
Consumers, Concessionaries and Licensees	4,545,631	4,301,283	3,949,822
Dividend and Interest on Equity	153,187	56,145	13,513
Recoverable Taxes	480,967	395,045	477,097
Derivatives	449,475	444,029	462,563
Sectoral Financial Assets	679,406	210,834	-
Concession Financial Assets	23,241	23,736	10,972
Other Credits	849,752	900,498	908,589
TOTAL CURRENT	9,671,894	9,581,212	10,138,647

NON-CURRENT
Consumers, Concessionaries and Licensees	235,146	236,539	213,407
Affiliates, Subsidiaries and Parent Company	-	8,612	9,340
Judicial Deposits	866,057	839,990	819,962
Recoverable Taxes	233,474	233,444	223,475
Sectoral Financial Assets	414,528	355,003	35,738
Derivatives	370,585	203,901	340,742
Deferred Taxes	825,862	943,199	863,821
Concession Financial Assets	7,053,027	6,545,668	5,899,539
Investments at Cost	116,654	116,654	116,654
Other Credits	901,320	840,192	808,424
Investments	906,115	1,001,550	1,532,128
Property, Plant and Equipment	9,612,096	9,787,125	9,984,338
Intangible	10,501,494	10,589,824	10,640,881
TOTAL NON-CURRENT	32,036,357	31,701,701	31,488,450

TOTAL ASSETS	41,708,250	41,282,912	41,627,097

Page 57 de 67

12.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2018	12/31/2017	06/30/2017

CURRENT
Suppliers	3,229,917	3,296,870	2,793,507
Loans and Financing	3,011,598	3,589,607	3,614,588
Debentures	1,385,146	1,703,073	1,506,804
Employee Pension Plans	69,132	60,801	59,027
Regulatory Charges	286,858	581,600	440,213
Taxes, Fees and Contributions	470,759	710,303	622,307
Dividend and Interest on Equity	37,105	297,744	8,244
Accrued Liabilities	150,597	116,080	155,113
Derivatives	11,314	10,230	3,942
Sectoral Financial Liabilities	394	40,111	1,069,666
Public Utilities	11,179	10,965	11,936
Other Accounts Payable	1,049,723	961,306	937,117
TOTAL CURRENT	9,713,721	11,378,688	11,222,464

NON-CURRENT
Suppliers	135,370	128,438	126,588
Loans and Financing	7,657,213	7,402,450	8,973,309
Debentures	8,591,981	7,473,454	6,761,375
Employee Pension Plans	870,298	880,360	1,015,952
Taxes, Fees and Contributions	14,768	18,839	23,190
Deferred Taxes	1,276,832	1,249,591	1,286,862
Reserve for Tax, Civil and Labor Risks	949,408	961,134	851,385
Derivatives	1,443	84,576	63,545
Sectoral Financial Liabilities	-	8,385	219,891
Public Utilities	86,561	83,766	83,868
Other Accounts Payable	469,910	426,889	288,160
TOTAL NON-CURRENT	20,053,785	18,717,881	19,694,127

SHAREHOLDERS' EQUITY
Capital	5,741,284	5,741,284	5,741,284
Capital Reserve	468,018	468,014	468,014
Legal Reserve	798,090	798,090	739,102
Statutory Reserve - Concession Financial Assets	-	826,600	760,866
Statutory Reserve - Strengthening of Working Capital	1,292,046	1,292,046	545,505
Other Comprehensive Income	(160,056)	(164,506)	(247,466)
Retained Earnings	1,656,377	-	344,254
	9,795,759	8,961,528	8,351,561
Non-Controlling Shareholders' Interest	2,144,986	2,224,816	2,358,945
TOTAL SHAREHOLDERS' EQUITY	11,940,745	11,186,344	10,710,506

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	41,708,250	41,282,912	41,627,097

Page 58 de 67

12.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	2Q18	2Q17	Variation	1H18	1H17	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	6,909,773	5,875,500	17.6%	13,657,216	12,697,351	7.6%
Electricity Sales to Distributors	1,317,495	1,454,121	-9.4%	2,315,954	2,404,924	-3.7%
Revenue from building the infrastructure	370,053	462,323	-20.0%	740,615	878,362	-15.7%
Update of concession's financial asset	138,552	32,391	327.7%	203,409	81,314	150.2%
Sectorial financial assets and liabilities	480,699	369,317	30.2%	854,246	(195,686)	-
Other Operating Revenues	1,284,344	962,859	33.4%	2,366,973	2,020,631	17.1%
	10,500,917	9,156,512	14.7%	20,138,414	17,886,897	12.6%

DEDUCTIONS FROM OPERATING REVENUES	(3,555,551)	(3,193,963)	11.3%	(6,818,393)	(6,385,569)	6.8%
NET OPERATING REVENUES	6,945,366	5,962,549	16.5%	13,320,021	11,501,327	15.8%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(3,862,633)	(3,520,542)	9.7%	(7,163,909)	(6,538,926)	9.6%
Electricity Network Usage Charges	(675,403)	(217,974)	209.9%	(1,387,849)	(420,244)	230.2%
	(4,538,036)	(3,738,517)	21.4%	(8,551,758)	(6,959,171)	22.9%
OPERATING COSTS AND EXPENSES
Personnel	(352,388)	(336,679)	4.7%	(690,133)	(669,162)	3.1%
Material	(63,358)	(57,462)	10.3%	(125,979)	(112,556)	11.9%
Outsourced Services	(155,722)	(189,136)	-17.7%	(336,654)	(374,389)	-10.1%
Other Operating Costs/Expenses	(142,718)	(202,814)	-29.6%	(248,540)	(388,738)	-36.1%
Allowance for Doubtful Accounts	(41,822)	(39,372)	6.2%	(68,242)	(86,068)	-20.7%
Legal and judicial expenses	(31,467)	(58,504)	-46.2%	(43,751)	(113,623)	-61.5%
Others	(69,429)	(104,938)	-33.8%	(136,547)	(189,047)	-27.8%
Cost of building the infrastructure	(370,047)	(465,666)	-20.5%	(740,606)	(880,293)	-15.9%
Employee Pension Plans	(22,477)	(28,112)	-20.0%	(44,955)	(56,944)	-21.1%
Depreciation and Amortization	(342,493)	(309,125)	10.8%	(661,169)	(613,448)	7.8%
Amortization of Concession's Intangible	(71,287)	(72,116)	-1.1%	(142,795)	(144,233)	-1.0%
	(1,520,490)	(1,661,109)	-8.5%	(2,990,831)	(3,239,762)	-7.7%

EBITDA[1]	1,369,511	1,027,277	33.3%	2,735,789	2,223,042	23.1%

INCOME FROM ELECTRIC ENERGY SERVICE	886,840	562,923	57.5%	1,777,432	1,302,394	36.5%

FINANCIAL REVENUES (EXPENSES)
Financial Revenues	169,078	222,632	-24.1%	366,230	503,343	-27.2%
Financial Expenses	(414,752)	(640,799)	-35.3%	(919,423)	(1,357,649)	-32.3%
	(245,674)	(418,168)	-41.2%	(553,193)	(854,306)	-35.2%

EQUITY ACCOUNTING
Equity Accounting	68,891	83,113	-17.1%	154,392	162,967	-5.3%
Assets Surplus Value Amortization	(145)	(145)	0.0%	(290)	(290)	0.0%
	68,746	82,968	-17.1%	154,102	162,678	-5.3%

INCOME BEFORE TAXES ON INCOME	709,913	227,724	211.7%	1,378,341	610,766	125.7%

Social Contribution	(69,844)	(28,289)	146.9%	(136,712)	(68,863)	98.5%
Income Tax	(189,892)	(76,263)	149.0%	(372,047)	(186,610)	99.4%

NET INCOME	450,177	123,172	265.5%	869,581	355,293	144.8%
Controlling Shareholders' Interest	455,714	143,475	217.6%	899,497	389,360	131.0%
Non-Controlling Shareholders' Interest	(5,537)	(20,302)	-72.7%	(29,915)	(34,067)	-12.2%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

Page 59 de 67

12.4) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	2Q18	Last 12M

Beginning Balance	3,028,978	4,316,090

Net Income Before Taxes	709,913	2,614,244

Depreciation and Amortization	413,780	1,574,790
Interest on Debts and Monetary and Foreign Exchange Restatements	217,099	1,330,970
Consumers, Concessionaries and Licensees	(307,352)	(813,282)
Sectoral Financial Assets	(465,995)	(886,507)
Accounts Receivable - Resources Provided by the CDE/CCEE	10,107	39,691
Suppliers	708,028	443,740
Sectoral Financial Liabilities	(14,717)	(1,474,606)
Accounts Payable - CDE	11,071	28,003
Interest on Debts and Debentures Paid	(353,487)	(1,592,745)
Income Tax and Social Contribution Paid	(114,326)	(445,718)
Others	19,464	305,414
	123,672	(1,490,250)

Total Operating Activities	833,585	1,123,994

Investment Activities
Acquisition of Property, Plant and Equipment, and Intangibles	(421,744)	(2,078,526)
Others	(46,668)	36,845
Total Investment Activities	(468,412)	(2,041,681)

Financing Activities
Loans and Debentures	3,438,817	8,797,794
Principal Amortization of Loans and Debentures, Net of Derivatives	(4,036,084)	(9,177,803)
Dividend and Interest on Equity Paid	(306,664)	(405,375)
Others	15	(122,783)
Total Financing Activities	(903,916)	(908,167)

Cash Flow Generation	(538,743)	(1,825,854)

Ending Balance - 06/30/2018	2,490,235	2,490,235

Page 60 de 67

12.5) Income Statement – Conventional Generation Segment

(R$ thousands)

Conventional Generation
	2Q18	2Q17	Var.	1H18	1H17	Var.
OPERATING REVENUE
Eletricity Sales to Distributors	290,266	296,003	-1.9%	575,444	575,502	0.0%
Revenue from construction of concession infrastructure	171	3,577	-95.2%	256	41,174	-99.4%
Other Operating Revenues	6,671	17,950	-62.8%	29,371	26,810	9.6%
	297,108	317,530	-6.4%	605,071	643,486	-6.0%

DEDUCTIONS FROM OPERATING REVENUE	(26,595)	(27,636)	-3.8%	(53,103)	(54,375)	-2.3%
NET OPERATING REVENUE	270,513	289,894	-6.7%	551,968	589,111	-6.3%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(9,985)	(21,495)	-53.5%	(21,705)	(36,889)	-41.2%
Eletricity Network Usage Charges	(6,899)	(6,585)	4.8%	(13,729)	(13,164)	4.3%
	(16,884)	(28,080)	-39.9%	(35,434)	(50,052)	-29.2%
OPERATING COSTS AND EXPENSES
Personnel	(8,598)	(9,806)	-12.3%	(17,376)	(19,892)	-12.6%
Material	(611)	(712)	-14.2%	(1,294)	(1,244)	4.0%
Outsourced Services	(5,630)	(9,251)	-39.1%	(10,481)	(14,694)	-28.7%
Other Operating Costs/Expenses	(8,395)	(10,072)	-16.7%	(16,858)	(18,711)	-9.9%
Costs of infrastructure construction	(165)	(6,920)	-97.6%	(246)	(43,105)	-99.4%
Employee Pension Plans	(388)	(517)	-24.9%	(777)	(1,034)	-24.9%
Depreciation and Amortization	(27,632)	(27,679)	-0.2%	(55,287)	(55,213)	0.1%
Amortization of Concession's Intangible	(2,492)	(2,492)	0.0%	(4,983)	(4,984)	0.0%
	(53,910)	(67,450)	-20.1%	(107,302)	(158,876)	-32.5%

EBITDA	298,733	307,649	-2.9%	623,894	603,347	3.4%

EBIT	199,719	194,364	2.8%	409,232	380,183	7.6%

FINANCIAL INCOME (EXPENSE)
Financial Income	16,147	14,289	13.0%	36,609	64,966	-43.6%
Financial Expenses	(91,110)	(116,344)	-21.7%	(179,439)	(267,948)	-33.0%
Interest on Equity	-	-	-	-	-	-
	(74,964)	(102,055)	-26.5%	(142,829)	(202,981)	-29.6%

EQUITY ACCOUNTING
Equity Accounting	68,891	83,113	-17.1%	154,392	162,967	-5.3%
Assets Surplus Value Amortization	(145)	(145)	0.0%	(290)	(290)	0.0%
	68,746	82,968	-17.1%	154,102	162,678	-5.3%

INCOME BEFORE TAXES ON INCOME	193,502	175,277	10.4%	420,505	339,879	23.7%

Social Contribution	(10,191)	(8,505)	19.8%	(22,170)	(15,751)	40.7%
Income Tax	(28,140)	(22,619)	24.4%	(61,284)	(42,931)	42.7%

NET INCOME (LOSS)	155,171	144,154	7.6%	337,051	281,197	19.9%

Page 61 de 67

12.6) Income Statement – CPFL Renováveis

(R$ thousands)

Consolidated (100% Participation)
	2Q18	2Q17	Var.	Var. %	1H18	1H17	Var.	Var. %
OPERATING REVENUES
Eletricity Sales to Final Consumers	5,501	6,034	(533)	-8.8%	11,307	29,824	(18,517)	-62.1%
Eletricity Sales to Distributors	431,114	425,835	5,280	1.2%	829,881	792,637	37,244	4.7%
Other Operating Revenues	827	2,551	(1,724)	-67.6%	1,771	3,436	(1,665)	-48.5%
	437,442	434,420	3,022	0.7%	842,959	825,897	17,062	2.1%

DEDUCTIONS FROM OPERATING REVENUES	(22,411)	(22,346)	(64)	0.3%	(44,375)	(42,890)	(1,484)	3.5%
NET OPERATING REVENUES	415,031	412,073	2,958	0.7%	798,584	783,006	15,578	2.0%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(66,623)	(62,656)	(3,967)	6.3%	(112,388)	(90,780)	(21,608)	23.8%
Eletricity Network Usage Charges	(15,356)	(24,693)	9,337	-37.8%	(40,056)	(49,840)	9,784	-19.6%
	(81,979)	(87,349)	5,370	-6.1%	(152,444)	(140,620)	(11,824)	8.4%
OPERATING COSTS AND EXPENSES
Personnel	(26,277)	(23,029)	(3,248)	14.1%	(51,238)	(45,938)	(5,299)	11.5%
Material	(7,096)	(2,524)	(4,573)	181.2%	(16,784)	(7,401)	(9,383)	126.8%
Outsourced Services	(34,057)	(47,345)	13,289	-28.1%	(76,763)	(87,579)	10,816	-12.4%
Other Operating Costs/Expenses	(9,865)	(28,829)	18,964	-65.8%	(17,811)	(42,006)	24,195	-57.6%
Depreciation and Amortization	(115,502)	(114,236)	(1,266)	1.1%	(233,983)	(226,444)	(7,540)	3.3%
Amortization of Concession's Intangible	(38,984)	(38,625)	(359)	0.9%	(78,190)	(77,250)	(940)	1.2%
	(231,781)	(254,587)	22,806	-9.0%	(474,769)	(486,618)	11,849	-2.4%

EBITDA (1)	255,758	222,998	32,760	14.7%	483,544	459,461	24,083	5.2%

EBIT	101,272	70,137	31,134	44.4%	171,371	155,768	15,603	10.0%

FINANCIAL INCOME (EXPENSE)
Financial Income	29,873	32,850	(2,978)	-9.1%	60,012	71,740	(11,728)	-16.3%
Financial Expenses	(148,991)	(160,882)	11,890	-7.4%	(308,345)	(327,926)	19,581	-6.0%
	(119,119)	(128,031)	8,913	-7.0%	(248,333)	(256,186)	7,853	-3.1%

INCOME BEFORE TAXES ON INCOME	(17,847)	(57,894)	40,047	-69.2%	(76,962)	(100,419)	23,456	-23.4%

Social Contribution	(6,262)	(4,577)	(1,685)	36.8%	(10,880)	(9,150)	(1,731)	18.9%
Income Tax	(12,431)	(9,310)	(3,121)	33.5%	(21,219)	(16,884)	(4,335)	25.7%

NET INCOME	(36,541)	(71,781)	35,241	-49.1%	(109,061)	(126,452)	17,391	-13.8%

Note: (1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

Page 62 de 67

12.7) Income Statement – Distribution Segment

(R$ thousands)

Consolidated
	2Q18	2Q17	Variation	1H18	1H17	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	6,429,785	5,405,439	19.0%	12,711,164	11,766,967	8.0%
Electricity Sales to Distributors	371,901	601,730	-38.2%	574,824	887,264	-35.2%
Revenue from building the infrastructure	369,882	458,746	-19.4%	740,360	837,188	-11.6%
Adjustments to the concession´s financial asset	138,552	32,391	327.7%	203,409	81,314	150.2%
Sectoral financial assets and liabilities	480,699	369,317	30.2%	854,246	(195,686)	-
Other Operating Revenues	1,260,290	925,191	36.2%	2,296,547	1,947,780	17.9%
	9,051,109	7,792,813	16.1%	17,380,549	15,324,827	13.4%

DEDUCTIONS FROM OPERATING REVENUE	(3,409,928)	(3,056,285)	11.6%	(6,538,609)	(6,129,255)	6.7%
NET OPERATING REVENUE	5,641,181	4,736,529	19.1%	10,841,940	9,195,572	17.9%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(3,213,444)	(2,962,995)	8.5%	(5,976,970)	(5,595,920)	6.8%
Electricity Network Usage Charges	(659,937)	(190,526)	246.4%	(1,347,286)	(364,922)	269.2%
	(3,873,382)	(3,153,522)	22.8%	(7,324,255)	(5,960,842)	22.9%
OPERATING COSTS AND EXPENSES
Personnel	(230,639)	(229,825)	0.4%	(454,758)	(453,625)	0.2%
Material	(41,933)	(41,826)	0.3%	(81,774)	(80,636)	1.4%
Outsourced Services	(209,847)	(212,087)	-1.1%	(416,328)	(406,531)	2.4%
Other Operating Costs/Expenses	(125,894)	(160,511)	-21.6%	(220,395)	(322,578)	-31.7%
Allowance for Doubtful Accounts	(41,834)	(39,114)	7.0%	(68,044)	(86,091)	-21.0%
Legal and Judicial Expenses	(28,975)	(55,091)	-47.4%	(40,423)	(100,918)	-59.9%
Others	(55,085)	(66,306)	-16.9%	(111,928)	(135,569)	-17.4%
Cost of building the infrastructure	(369,882)	(458,746)	-19.4%	(740,360)	(837,188)	-11.6%
Employee Pension Plans	(22,089)	(27,595)	-20.0%	(44,178)	(55,910)	-21.0%
Depreciation and Amortization	(193,096)	(160,640)	20.2%	(359,468)	(318,958)	12.7%
Amortization of Concession's Intangible	(14,133)	(15,322)	-7.8%	(28,266)	(30,643)	-7.8%
	(1,207,514)	(1,306,551)	-7.6%	(2,345,526)	(2,506,069)	-6.4%

EBITDA (IFRS)(1)	767,515	452,417	69.6%	1,559,892	1,078,262	44.7%

EBIT	560,286	276,455	102.7%	1,172,159	728,661	60.9%

FINANCIAL INCOME (EXPENSE)
Financial Income	122,226	163,055	-25.0%	258,664	340,430	-24.0%
Financial Expenses	(168,838)	(328,725)	-48.6%	(409,983)	(687,598)	-40.4%
Interest on Equity
	(46,612)	(165,670)	-71.9%	(151,319)	(347,168)	-56.4%

INCOME BEFORE TAXES ON INCOME	513,674	110,785	363.7%	1,020,839	381,492	167.6%

Social Contribution	(50,355)	(13,730)	266.7%	(100,238)	(41,808)	139.8%
Income Tax	(139,642)	(38,894)	259.0%	(276,369)	(116,167)	137.9%

Net Income (IFRS)	323,678	58,160	456.5%	644,232	223,518	188.2%

Note: (1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

Page 63 de 67

12.8) Economic-Financial Performance by Distributor

(R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL PAULISTA
	2Q18	2Q17	Var.	1H18	1H17	Var.
Gross Operating Revenue	3,972,508	3,423,379	16.0%	7,476,769	6,629,747	12.8%
Net Operating Revenue	2,495,498	2,081,236	19.9%	4,698,072	3,973,463	18.2%
Cost of Electric Power	(1,743,941)	(1,426,951)	22.2%	(3,230,509)	(2,667,529)	21.1%
Operating Costs & Expenses	(493,542)	(542,514)	-9.0%	(955,244)	(1,032,997)	-7.5%
EBIT	258,014	111,771	130.8%	512,319	272,936	87.7%
EBITDA(1)	332,134	169,294	96.2%	646,496	386,668	67.2%
Financial Income (Expense)	(2,386)	(66,307)	-96.4%	(34,920)	(138,909)	-74.9%
Income Before Taxes	255,628	45,464	462.3%	477,399	134,027	256.2%
Net Income	162,096	23,325	595.0%	303,142	75,593	301.0%

CPFL PIRATININGA
	2Q18	2Q17	Var.	1H18	1H17	Var.
Gross Operating Revenue	1,618,895	1,465,730	10.4%	3,139,416	2,881,317	9.0%
Net Operating Revenue	983,671	887,490	10.8%	1,900,681	1,737,379	9.4%
Cost of Electric Power	(708,937)	(615,508)	15.2%	(1,343,760)	(1,192,183)	12.7%
Operating Costs & Expenses	(197,521)	(189,140)	4.4%	(365,939)	(379,305)	-3.5%
EBIT	77,213	82,842	-6.8%	190,982	165,891	15.1%
EBITDA(1)	102,343	106,947	-4.3%	240,801	213,853	12.6%
Financial Income (Expense)	138	(33,224)	-	(24,508)	(65,729)	-62.7%
Income Before Taxes	77,350	49,618	55.9%	166,474	100,162	66.2%
Net Income	48,180	30,493	58.0%	104,288	61,855	68.6%

RGE
	2Q18	2Q17	Var.	1H18	1H17	Var.
Gross Operating Revenue	1,589,165	1,302,689	22.0%	3,047,461	2,518,125	21.0%
Net Operating Revenue	1,018,372	793,423	28.4%	1,954,559	1,521,940	28.4%
Cost of Electric Power	(659,834)	(482,929)	36.6%	(1,278,035)	(900,382)	41.9%
Operating Costs & Expenses	(236,040)	(238,556)	-1.1%	(456,074)	(450,081)	1.3%
EBIT	122,498	71,938	70.3%	220,451	171,477	28.6%
EBITDA(1)	165,584	112,095	47.7%	304,094	251,219	21.0%
Financial Income (Expense)	(7,506)	(30,115)	-75.1%	(29,386)	(67,601)	-56.5%
Income Before Taxes	114,992	41,823	174.9%	191,065	103,876	83.9%
Net Income	74,265	26,146	184.0%	122,936	65,701	87.1%

RGE SUL
	2Q18	2Q17	Var.	1H18	1H17	Var.
Gross Operating Revenue	1,449,810	1,236,602	17.2%	2,909,796	2,576,726	12.9%
Net Operating Revenue	866,941	741,212	17.0%	1,754,580	1,504,400	16.6%
Cost of Electric Power	(586,554)	(498,404)	17.7%	(1,148,942)	(952,309)	20.6%
Operating Costs & Expenses	(208,018)	(261,847)	-20.6%	(422,836)	(499,015)	-15.3%
EBIT	72,368	(19,039)	-	182,802	53,076	244.4%
EBITDA(1)	126,021	25,940	385.8%	280,748	143,417	95.8%
Financial Income (Expense)	(33,897)	(28,611)	18.5%	(56,391)	(56,408)	0.0%
Income Before Taxes	38,472	(47,650)	-	126,411	(3,332)	-
Net Income	21,535	(35,358)	-	76,015	(8,846)	-

CPFL SANTA CRUZ
	2Q18	2Q17	Var.	1H18	1H17	Var.
Gross Operating Revenue	420,732	364,413	15.5%	807,106	718,913	12.3%
Net Operating Revenue	276,701	233,168	18.7%	534,047	458,390	16.5%
Cost of Electric Power	(174,116)	(129,730)	34.2%	(323,010)	(248,439)	30.0%
Operating Costs & Expenses	(72,391)	(74,495)	-2.8%	(145,433)	(144,671)	0.5%
EBIT	30,194	28,943	4.3%	65,605	65,280	0.5%
EBITDA(1)	41,433	38,140	8.6%	87,753	83,105	5.6%
Financial Income (Expense)	(2,961)	(7,414)	-60.1%	(6,114)	(18,520)	-67.0%
Income Before Taxes	27,233	21,529	26.5%	59,490	46,760	27.2%
Net Income	17,601	13,554	29.9%	37,851	29,215	29.6%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Page 64 de 67

12.9) Sales within the Concession Area by Distributor (In GWh)

CPFL Paulista
	2Q18	2Q17	Var.	1H18	1H17	Var.
Residential	2,327	2,213	5.2%	4,788	4,604	4.0%
Industrial	2,741	2,704	1.4%	5,415	5,237	3.4%
Commercial	1,401	1,363	2.8%	2,866	2,817	1.7%
Others	1,118	1,058	5.7%	2,168	2,084	4.0%
Total	7,587	7,337	3.4%	15,236	14,742	3.4%

CPFL Piratininga
	2Q18	2Q17	Var.	1H18	1H17	Var.
Residential	975	936	4.2%	2,017	1,987	1.5%
Industrial	1,662	1,577	5.4%	3,263	3,060	6.7%
Commercial	625	597	4.6%	1,277	1,244	2.6%
Others	304	285	6.7%	595	568	4.8%
Total	3,567	3,395	5.1%	7,152	6,859	4.3%

RGE
	2Q18	2Q17	Var.	1H18	1H17	Var.
Residential	687	640	7.4%	1,381	1,326	4.2%
Industrial	876	869	0.8%	1,697	1,661	2.2%
Commercial	342	338	1.1%	700	710	-1.4%
Others	741	717	3.3%	1,516	1,475	2.8%
Total	2,646	2,564	3.2%	5,293	5,171	2.4%

CPFL Santa Cruz
	2Q18	2Q17	Var.	1H18	1H17	Var.
Residential	200	190	5.0%	402	390	3.1%
Industrial	247	237	4.2%	484	464	4.3%
Commercial	88	84	4.0%	180	178	1.4%
Others	190	166	14.2%	356	330	8.1%
Total	724	677	6.9%	1,422	1,362	4.5%

RGE Sul
	2Q18	2Q17	Var.	1H18	1H17	Var.
Residential	661	611	8.1%	1,433	1,411	1.5%
Industrial	764	759	0.8%	1,426	1,387	2.8%
Commercial	324	298	8.9%	702	675	4.0%
Others	482	467	3.2%	1,280	1,209	5.8%
Total	2,231	2,134	4.5%	4,840	4,683	3.4%

Page 65 de 67

12.10) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	2Q18	2Q17	Var.	1H18	1H17	Var.
Residential	2,327	2,213	5.2%	4,788	4,604	4.0%
Industrial	619	694	-10.9%	1,260	1,383	-8.9%
Commercial	1,048	1,060	-1.1%	2,154	2,221	-3.0%
Others	1,086	1,018	6.7%	2,093	2,005	4.4%
Total	5,080	4,985	1.9%	10,295	10,212	0.8%

CPFL Piratininga
	2Q18	2Q17	Var.	1H18	1H17	Var.
Residential	975	936	4.2%	2,017	1,987	1.5%
Industrial	283	308	-8.0%	570	630	-9.5%
Commercial	447	443	0.8%	923	950	-2.8%
Others	261	248	5.3%	512	497	3.0%
Total	1,966	1,935	1.6%	4,022	4,063	-1.0%

RGE
	2Q18	2Q17	Var.	1H18	1H17	Var.
Residential	687	640	7.4%	1,381	1,326	4.2%
Industrial	302	309	-2.0%	590	597	-1.2%
Commercial	311	309	0.4%	639	654	-2.3%
Others	734	712	3.1%	1,503	1,466	2.5%
Total	2,033	1,969	3.3%	4,113	4,042	1.8%

CPFL Santa Cruz
	2Q18	2Q17	Var.	1H18	1H17	Var.
Residential	200	190	5.0%	402	390	3.1%
Industrial	101	117	-13.2%	199	236	-15.5%
Commercial	82	81	1.2%	169	172	-1.3%
Others	190	166	14.2%	356	330	8.1%
Total	573	554	3.4%	1,126	1,126	0.0%

RGE Sul
	2Q18	2Q17	Var.	1H18	1H17	Var.
Residential	661	611	8.1%	1,433	1,411	1.5%
Industrial	223	249	-10.4%	414	463	-10.4%
Commercial	271	260	4.2%	595	600	-0.7%
Others	479	465	3.1%	1,275	1,206	5.8%
Total	1,634	1,585	3.1%	3,718	3,679	1.1%

Page 66 de 67

12.11) Reconciliation of Net Debt/EBITDA Pro Forma ratio of CPFL Energia for purposes of financial covenants calculation

(R$ million)

jun/18	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Lajeado	Subtotal	Enercan	Baesa	Chapeco-ense	Epasa	Subtotal
Borrowings and debentures	529	5,990	-	6,520	651	20	1,247	204	2,122	8,642
(-) Cash and cash equivalents	(63)	(857)	(6)	(926)	(63)	(80)	(67)	(64)	(273)	(1,199)
Net Debt	466	5,134	- 6	5,594	589	- 60	1,180	140	1,849	7,443
CPFL stake (%)	65%	52%	59.93%	-	48.72%	25.01%	51%	53.34%	-	-
Net Debt in generation projects	303	2,650	- 4	2,949	287	- 15	602	74	948	3,897

Reconciliation
CPFL Energia
Gross Debt		19,839
(-) Cash and cash equivalents		(2,490)
Net Debt (IFRS)		17,348
(-) Fully consolidated projects		(5,594)
(+) Proportional consolidation		3,897
Net Debt (Pro Forma)		15,652

EBITDA Pro Forma reconciliation (2Q18 - LTM )

EBITDA - Generation projects
2Q18	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Lajeado	Subtotal	Enercan	Baesa	Chapeco-ense	Epasa	Subtotal
Net operating revenue	325	1,975	42	2,342	565	416	844	777	2,602	4,944
Operating cost and expense	(111)	(729)	(13)	(854)	(272)	(268)	(201)	(497)	(1,237)	(2,091)
EBITDA	214	1,246	29	1,488	294	148	643	280	1,365	2,853
CPFL stake (%)	65%	51.61%	59.93%	-	48.72%	25.01%	51%	53.34%	-	-
Proportional EBITDA	139	643	17	799	143	37	328	149	658	1,457

Reconciliation
CPFL Energia - 2Q18 LTM
Net income		1,757
Amortization		1,575
Financial Results		1,186
Income Tax /Social Contribution		857
EBITDA		5,376
(-) Equity income		(304)
(-) EBITDA - Fully consolidated projects		(1,488)
(+) Proportional EBITDA		1,457
EBITDA Pro Forma		5,040

Net Debt / EBITDA Pro Forma		3.11x

Notes:

1) In accordance with financial covenants calculation in cases of assets acquired by the Company.

Page 67 de 67

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 15, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.